Exhibit 99.1

NEWS RELEASE

February 14, 2008

ARC ENERGY TRUST ANNOUNCES FOURTH QUARTER AND YEAR-END 2007 RESULTS

Calgary, February 14, 2008 (AET.UN and ARX — TSX) ARC Energy Trust (“ARC” or “the Trust”) announces the results for the fourth quarter and the year ended December 31, 2007.

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2007	2006	2007	2006
FINANCIAL
($CDN millions, except per unit and per boe amounts)
Revenue before royalties	338.0	292.5	1,251.6	1,230.5
Per unit (1)	1.59	1.42	5.95	6.02
Per boe	57.42	49.95	54.67	53.46
Cash flow from operating activities (2)	173.7	159.3	704.9	734.0
Per unit (1)	0.82	0.77	3.35	3.59
Per boe	29.51	27.22	30.79	31.89
Net income	106.3	56.6	495.3	460.1
Per unit (3)	0.51	0.28	2.39	2.28
Distributions	125.8	122.3	498.0	484.2
Per unit (1)	0.60	0.60	2.40	2.40
Per cent of cash flow from operating activities (2)	72	77	71	66
Net debt outstanding (4)	752.7	739.1	752.7	739.1
Total capital expenditures and net acquisitions	144.3	214.9	439.7	496.3

OPERATING
Production
Crude oil (bbl/d)	28,682	29,605	28,682	29,042
Natural gas (mmcf/d)	187.4	179.5	180.1	179.1
Natural gas liquids (bbl/d)	4,067	4,144	4,027	4,107
Total (boe/d)	63,989	63,663	62,723	63,056
Average prices
Crude oil ($/bbl)	77.53	58.26	69.24	65.26
Natural gas ($/mcf)	6.32	6.99	6.75	6.97
Natural gas liquids ($/bbl)	62.75	46.51	54.79	52.63
Oil equivalent ($/boe)	57.26	49.82	54.54	53.33
Operating netback ($/boe)
Commodity and other revenue (before hedging) (5)	57.42	49.95	54.67	53.46
Transportation costs	(0.69)	(0.64)	(0.72)	(0.63)
Royalties	(10.46)	(8.80)	(9.59)	(9.66)
Operating costs	(9.64)	(9.13)	(9.54)	(8.49)
Netback (before hedging)	36.63	31.37	34.82	34.68

TRUST UNITS
(millions)
Units outstanding, end of period	210.2	204.3	210.2	204.3
Units issuable for exchangeable shares	2.9	2.9	2.9	2.9
Total units outstanding and issuable for exchangeable shares, end of period	213.2	207.2	213.2	207.2
Weighted average units (6)	212.5	206.5	210.2	204.4

TRUST UNIT TRADING STATISTICS
($CDN, except volumes) based on intra-day trading
High	21.55	29.22	23.86	30.74
Low	18.90	19.20	18.90	19.20
Close	20.40	22.30	20.40	22.30
Average daily volume (thousands)	624	1,125	597	706

(1)               Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares. Per unit distributions are based on the number of trust units outstanding at each distribution record date.

(2)               Cash flow from operating activities is a GAAP measure. Historically, management has disclosed Cash Flow, as a non-GAAP measure calculated using cash flow from operating activities less the change in non-cash working capital and the expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows.  Cash Flow for the fourth quarter of 2007 would be $194 million ($0.91 per unit) and year-to-date 2007 Cash Flow would be $728.8 million ($3.47 per unit). Distributions as a percentage of Cash Flow would be 65 per cent for the fourth quarter of 2007 and 68 per cent for year-to-date 2007. Please refer to the non-GAAP measures section in the MD&A for further details.

(3)               Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).

(4)               Net debt excludes current unrealized amounts pertaining to risk management contracts and the current portion of future income taxes.

(5)               Includes other revenue.

(6)               Includes trust units issuable for outstanding exchangeable shares at period end.

ACCOMPLISHMENTS / FINANCIAL UPDATE

•                  Cash flow from operating activities in the fourth quarter of 2007 increased nine per cent to $173.7 million ($0.82 per unit) from $159.4 million ($0.77 per unit) in the same period of 2006.  Excluding changes in working capital and site restoration and reclamation expenditures, Cash Flow increased 11 per cent to $194 million ($0.91 per unit) from $174.4 million ($0.85 per unit) in the fourth quarter of 2006, principally due to a 15 per cent increase in the Trust’s average realized commodity price.

•                  Prior to hedging activities, ARC’s total realized commodity price was $57.26 per boe in the fourth quarter of 2007, compared to $49.82 per boe received prior to hedging in the fourth quarter of 2006 as a result of high oil prices that were partially offset by softer gas prices in 2007.  ARC’s total realized price for the full year in 2007 was $54.54 per boe, a two per cent increase over 2006 realized prices.  Although U.S. dollar denominated oil prices were high throughout the second half of the year, the strengthening of the Canadian dollar throughout the third quarter of 2007 offset the increase in U.S. dollar denominated oil prices.

•                  Production volumes averaged 62,723 boe per day in 2007 compared to 63,056 boe per day in 2006.  Achieving the Trust’s goal of maintaining consistent production in 2007 proved to be a challenge for the Trust as access to third party processing facilities was periodically restricted throughout the year.  Late in the fourth quarter of 2007, the Trust was finally able to bring on new production in both the Dawson and Pouce areas, achieving exit production of 65,000 boe per day in December 2007.

•                  The Trust had an active fourth quarter, drilling 77 gross wells (69 net wells) on operated properties with a 100 per cent success rate.  For the full year of 2007, the Trust drilled 278 gross wells (220 net wells) on operated properties; 99 gross oil wells, three water injection wells, and 172 gross natural gas wells with a 99 per cent success rate.

•                  Capital expenditures for the fourth quarter, including $42.6 million for land purchases, were $139.3 million, bringing year-to-date capital expenditures to $397.2 million. Seventy-seven per cent of full year capital expenditures have been funded from cash flow from operating activities and the proceeds from the Distribution Re-investment Plan (“DRIP”).  The remaining 23 per cent of capital expenditures along with minor acquisitions of $42.5 million in 2007 were entirely funded through debt.

•                  The majority of the $42.6 million spent on land in the fourth quarter (year-to-date $77.5 million), was spent in the Dawson area of British Columbia to purchase land adjacent to a new gas discovery that ARC made at Sunrise.  The Sunrise 9-13-78-18W6 discovery well encountered 150 metres of greater than three per cent porosity gas bearing rock in the Montney formation.  Although testing is not complete, ARC believes the well confirms the presence of a large gas resource associated with the Sunrise lands.

•                  The Trust recorded all-in annual Finding, Development and Acquisition (“FD&A”) cost of $19.00 per barrel of oil equivalent (“boe”) in 2007 before consideration of future development capital (“FDC”) for the proved plus probable reserves category.  This is a 15 per cent reduction from the $22.42 per boe FD&A cost realized in 2006. Including FDC, the FD&A cost was $20.03 per boe. The three year average FD&A cost is $16.57 per boe for the proved plus probable category before FDC; including FDC, the three year average FD&A cost is $19.19 per boe. For additional information please refer to the reserves news release dated February 14, 2008 (posted on www.sedar.com).

•                  Based on our operating netback of $34.82 per boe, the one year recycle ratio is 1.8 times, using our $19 per boe proved plus probable FD&A  cost prior to FDC.

•                  The Trust distributed $125.8 million in the fourth quarter of 2007 with full year distributions of $498 million.  The Trust announced 2008 first quarter distributions will remain at $0.20 per unit per month, a level that has been maintained since October 2005.  Since inception in 1996, the Trust has distributed $21.03 per unit for a total of $2.66 billion.

•                  Subsequent to year-end 2007, ARC purchased a 50 per cent working interest in five sections of land at Sunrise in northeastern British Columbia that are contiguous to the lands purchased during 2007.

•                  The Trust posted record net income of $495.3 million in 2007 that is an eight per cent increase over the $460.1 million recorded in 2006.

NEW BOARD APPOINTMENT

•                  ARC is pleased to announce the appointment of James C. Houck to ARC’s Board of Directors, effective February 14, 2008. Mr. Houck is an independent businessman with over 25 years of energy industry experience, most recently as President & CEO of Western Oil Sands. The majority of his business career was spent with ChevronTexaco Inc, where he held a number of senior officer positions, including President, Worldwide Power and Gasification, Inc, and Vice President and General Manager, Alternate Energy Dept.  Earlier in his career, Mr. Houck held various positions of increasing responsibility in Texaco’s conventional oil and gas operations. Mr. Houck, with his experience in the oil and gas sector will be an asset to our Board.

REGULATORY CHANGES

•                  On October 25, 2007, the Alberta Government announced increases in the royalty rates that will result in an approximate 10 per cent increase in the Trust’s royalty rates from approximately 18 per cent of revenue to 20 per cent of revenue commencing on January 1, 2009.  The impact of the royalty increase was to decrease the net present value of the Trust’s reserves by approximately two to three per cent when using a 10 per cent discount rate and using GLJ forecast prices as at January 1, 2008.  The New Alberta Royalty Framework will impact future drilling decisions in order for the Trust to maintain acceptable rates of return on its capital deployed.

•                  On October 30, 2007, the Finance Minister announced, as part of the 2007 Economic Statement, changes to the tax system including reduction of the corporate income tax rate from 22.1 per cent to 15 per cent by 2012.  The reductions will be phased in between 2008 and 2012. Legislation enacting the measures announced in the Economic Statement received Royal Assent on December 14, 2007.  The reduction in the general corporate tax rate will also apply to the taxation of Income Trusts, reducing the combined federal and deemed provincial tax rate for distributions to 28 per cent in 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) is the Trust management’s analysis of its financial performance and significant trends or external factors that may affect future performance.  It is dated February 13, 2008 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006 and MD&A for the quarters ended March 31, 2007, June 30, 2007, September 30, 2007 as well as the Trust’s Annual Information Form.

The MD&A contains forward-looking statements and readers are cautioned that the MD&A should be read in conjunction with the Trust’s disclosure under “Forward-Looking Statements” included at the end of this MD&A.

Non-GAAP Measures

Historically, management used the non-GAAP measure Cash Flow or cash flow from operations to analyze operating performance, leverage and liquidity. We have now chosen to utilize the GAAP measure cash flow from operating activities instead of Cash Flow. There are two differences between the two measures and cash flow from operating activities; positive or negative changes in non-cash working capital and the deduction of expenditures on site restoration and reclamation as they appear on the Consolidated Statements of Cash Flows. Although management feels that Cash Flow is a valued measure of funds generated by the Trust during the reported quarter, we have changed our disclosure to only discuss the GAAP measure in the MD&A in order to avoid any potential confusion by readers of our financial information and in our opinion, to more fully comply with the intent of certain regulatory requirements.

Our historical measure of Cash Flow reflected revenues and costs for the three months reported in the quarter. This amount, however, comprised accruals for at least one month of revenue and approximately two months of costs. The oil and gas industry is designed such that revenues are typically collected on the 25th day of the month following the actual production month. Royalties are typically paid two months following the actual production month and operating costs are paid as the invoices are received. This can take several months; however, most invoices for operated properties are paid within approximately two months of the production month.  In the event that commodity prices and or volumes have changed significantly from the last month of the previous reporting period over the last month of the current reporting period, a difference could occur between cash flow from operating activities and our historical non-GAAP measure of Cash Flow or cash flow from operations.  Additionally, periods where the Trust spends a significant amount on site restoration and reclamation would result in a difference between cash flow from operating activities and Cash Flow.

At the time of writing this MD&A, substantially all revenues have been collected for the production period of December 2007. Management performs analysis on the amounts collected to ensure that the amounts accrued for December are accurate. Analysis is also performed regularly on royalties and operating costs to ensure that amounts have been accurately accrued.

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as distributions as a per cent of cash flow from operating activities, operating netbacks (“netbacks”), total capitalization, finding, development and acquisition costs, recycle ratio, reserve life index, reserves per unit and production per unit to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for the Trust. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Executive Overview

ARC Energy Trust (“the Trust”) is one of the top 20 producers of conventional oil and gas in western Canada. In terms of oil and gas entities operating in western Canada and listed on the Toronto Stock Exchange, ARC ranks 14 with a total capitalization as at February 13, 2008 of $5.7 billion based on a closing unit price of $23.15.

It is the Trust’s objective to provide superior and sustainable long-term returns to unitholders by focusing on the key strategic objectives of the business plan. The Trust, which to date has conducted business exclusively in western Canada, acquires, develops and optimizes oil and natural gas properties to generate a cash flow stream. The Trust at December 31, 2007, held an interest in an excess of 18,000 wells with approximately 6,400 wells operated by the Trust and the remainder operated by joint venture partners, primarily major oil and gas companies. ARC’s 2007 production averaged 62,723 boe per day of which 74 per cent was operated by the Trust. The Trust’s business plan is to continually develop its reserves and/or acquire new reserves and undeveloped land in order to maintain or grow its productive capacity while distributing the remainder of its cash flows to unitholders in the form of monthly distributions. The Trust employs a conservative payout policy to provide for cash funding of a portion of ongoing capital development programs and maintaining low debt levels to facilitate further growth.

The key objectives of the Trust’s business plan are identified below. The Trust was successful in meeting all of its objectives in 2007 as discussed below and will continue to focus on these items in 2008.

•      Managing commodity price risk — Commodity prices are by far the key variable in determining the profitability of the Trust.  Each $1 per barrel change in the Canadian price of oil impacts the annual revenue of the Trust by approximately $10 million and each $0.25 per mcf change in natural gas prices at AECO impacts annual revenue by $16 million.  Commodity prices are outside of management’s control, however, it is a strategic objective of the Trust to maintain a balanced production profile between natural gas and crude oil.  Also, the Trust maintains an active risk management program to protect a portion of cash flow giving greater certainty to distributions and increasing the certainty that acceptable rates of returns are achieved on capital deployed during the course of the year.

•      Replacing annual reserves — The Trust’s proved plus probable reserves were maintained after producing 22.9 mmboe throughout 2007.  As at December 31, 2007 company interest reserves of 286.4 mmboe were within one per cent of the 286.1 mmboe recorded as at December 31, 2006. The reserves were slightly increased through a combination of the $397.2 million 2007 capital development program and property acquisitions (net of dispositions) of $42.5 million. The Trust recorded all-in annual Finding, Development and Acquisition (“FD&A”) cost of $19.00 per barrel of oil equivalent (“boe”) in 2007 before consideration of future development capital (“FDC”) for the proved plus probable reserves category. This is a 15 per cent reduction from the $22.42 per boe FD&A cost realized in 2006. Including FDC, the FD&A cost was $20.03 per boe.  For additional information please refer to the reserves news release dated February 14, 2008 (posted on www.sedar.com).

•      Ensuring acquisitions are strategic and enhance unitholder returns — The Trust added producing properties in southeast Saskatchewan that were synergistic with the Trust’s existing operations in 2007 and also significantly increased its land ownership in northeastern British Columbia providing an increase in its inventory of future development opportunities.

•      Controlling costs — The Trust has been diligent in ensuring that costs incurred for capital projects were reasonable and competitive amongst service providers, which has led to a moderate cost savings throughout 2007.  The Trust drills approximately 300 wells per year that are added to its operating base. It is expected that operating costs will continue to increase over time as there is a high percentage of fixed costs for the Trust’s properties that results in a trend of increasing operating costs as new production is brought on to replace declines on existing properties.

•      Conservatively utilizing debt — The Trust’s net debt levels were under 15 per cent of total capitalization and debt to 2007 cash flow from operating activities was less than 1.1 times for the year ended 2007. The Trust’s debt levels are one of the lowest in the oil and gas sector.

•      Continuously developing the expertise of our staff and seeking to hire and retain the best in the industry — The Trust runs an active training and development program for its employees and encourages personal development. The Trust continues to assess compensation levels in the industry to ensure that the Trust’s compensation is competitive in order to attract and retain the best employees. The Trust’s long-term incentive plan for employees is directly tied to the Trust’s units providing alignment between employees and investors.

•      Building relationships and conducting business in a way that is viewed as fair and equitable — ARC employees, leadership team and directors work hard to build the ARC “franchise value” through honest, transparent dealings with our business partners. “Treating all people with respect” is a key message inside and outside the organization. This basic business fundamental allows us to build enduring relationships with joint venture partners, land owners, investors, banks and lending institutions, governments and the investment community.

•      Promoting the use of proven and effective technologies — The Trust continues to research new technologies in an effort to conduct its operations in the most efficient and cost effective manner. The Trust has committed a portion of its 2008 capital expenditure budget towards continued research into tertiary recovery methods.

•      Being an industry leader in health, safety and environmental performance — The Trust continues to focus on operating in a safe, reliable and responsible fashion. The Trust is committed to the platinum level of CAPP Stewardship reporting and continues to achieve Gold Level Champion reporter status under the Canada Climate Change voluntary climate registry initiative. The Trust’s commitment to pursue additional CO2 injection opportunities is expected to have the two-fold benefit of enhanced recovery of reserves and the capture and containment of CO2 emissions that will benefit the environment. The Trust’s commitment to safety is evidenced by zero lost time incidents for both employees and contract employees of the Trust in 2007.

•      Continuing to actively support local initiatives in the communities in which we live and work — The Trust is very actively involved in charitable and philanthropic causes both in Calgary and in the rural communities in which it operates. ARC continued to be a strong supporter of the United Way, Alberta Cancer Foundation, Canadian Sport Centre Calgary, Alberta Children’s Hospital and many community organizations in rural centres. The Trust allocates up to 0.5 per cent of its net income for donations, which resulted in $1.8 million of cash donations made to charitable organizations in 2007. The Trust also provided business expertise and employee volunteers to charities.

Historical Performance

Management and the Trust’s directors are committed to providing superior long-term returns to unitholders. In the future the Trust’s business strategy will continue to be reviewed to address changes in the business and regulatory environment in order to ensure that unitholder value is optimized. The Trust, while primarily focused on adding value through internal development of drilling opportunities, continually looks to execute minor property acquisitions and dispositions in order to enhance and streamline the Trust’s portfolio of oil and natural gas assets. The Trust will continue to assess larger accretive acquisition opportunities. Acquisitions are evaluated internally and acquisitions in excess of $25 million are subject to Board approval.

The following chart illustrates ARC’s production and reserves per unit that have been achieved while making distributions over the last three years, of $6.79 per unit or $1.4 billion.

Per Trust Unit	2007	2006	2005
Normalized production per unit (1)	0.30	0.31	0.32
Normalized reserves per unit (1)	1.35	1.40	1.51
Distributions per unit	$2.40	$2.40	$1.99

(1)               Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of annual per unit values.

The result of the Trust’s business plan has been providing unitholders with the following one, three and five year returns, on the basis of reinvestment of distributions in trust units as follows:

Total Returns
($ per unit except for per cent)	One Year	Three Year	Five Year
Distributions per unit	$2.40	$6.79	$10.39
Capital appreciation per unit	$(1.90)	$2.50	$8.50
Total return per unit	$0.50	$9.29	$18.89
Annualized total return per unit	2.3%	15.3%	24.3%

To the end of 2007, the Trust has provided cumulative distributions of $21.03 per unit and capital appreciation of $10.40 per unit for a total return of $31.43 per unit (21.9 per cent annualized total return) for unitholders who invested in the Trust at inception in 1996. The Trust has announced 2008 distributions of $0.20 per unit per month through March 2008.

Regulatory Changes

Beyond 2008, regulatory issues include the implementation of new royalty rates for production in the Province of Alberta in 2009.  The Alberta government announced increases in the royalty rates in 2007 that will result in an approximate 10 per cent increase in the Trust’s royalty rates from approximately 18 per cent of revenue to 20 per cent of revenue commencing on January 1, 2009.  The impact of the royalty increase was to decrease the net present value of the Trust’s reserves by approximately two to three per cent when using a 10 per cent discount rate and using GLJ forecast prices as at January 1, 2008.

Further, the Trust will be subject to a Federal income tax on distributions commencing on January 1, 2011.  The Trust’s management is reviewing the options for structural changes and working closely with legal and business advisors to determine a course of action and potential restructuring to maximize value in the best interest of unitholders.

2007 Annual Financial and Operational Results

Following is a discussion of ARC’s 2007 annual financial and operating results.

Financial Highlights

(CDN $ millions, except per unit and volume data)	2007	2006	% Change
Cash flow from operating activities	704.9	734.0	(4)
Cash flow from operating activities per unit (1)	3.35	3.59	(7)
Net income	495.3	460.1	8
Net income per unit (2)	2.39	2.28	5
Distributions per unit (3)	2.40	2.40	—
Distributions as a per cent of cash flow from operating activities	71	66	8
Average daily production (boe/d) (4)	62,723	63,056	(1)

(1)               Per unit amounts are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares at year-end.

(2)               Based on net income after non-controlling interest divided by weighted average trust units outstanding excluding trust units issuable for exchangeable shares.

(3)               Based on number of trust units outstanding at each cash distribution date.

(4)               Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 mcf:1 bbl. The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the well head. Use of boe in isolation may be misleading.

Net Income

Net income in 2007 was $495.3 million ($2.39 per unit), an increase of $35.2 million from $460.1 million ($2.28 per unit) in 2006.  This resulted from a $13 million gain on the sale of the Trust’s long-term investment as well as a significant future income tax recovery of $121.3 million, attributed to the reduction in legislated future corporate income tax rates in addition to recording a future tax asset for tax legislation commencing in 2011 related to ARC Energy Trust.

Cash Flow from Operating activities

Cash flow from operating activities decreased by four per cent in 2007 to $704.9 million from $734 million in 2006. The decrease in 2007 cash flow from operating activities is detailed in the following table.

	($ millions)	($ per trust unit)	(% variance)
2006 Cash flow from Operating Activities	734.0	3.59
Volume variance	(6.5)	(0.03)	(1)
Price variance	27.6	0.14	4
Cash gains on risk management contracts	(15.1)	(0.07)	(2)
Royalties	2.8	0.01	—
Expenses:
Transportation	(1.9)	(0.01)	—
Operating (1)	(23.9)	(0.11)	(3)
Cash G&A	(9.6)	(0.05)	(1)
Interest	(5.2)	(0.03)	(1)
Taxes	0.4	—	—
Realized foreign exchange gain	(0.4)	—	—
Weighted average trust units	—	(0.10)	—
Non-cash and other items (2)	2.7	0.01	—
2007 Cash flow from Operating Activities	704.9	3.35	(4)

(1)	Excludes non-cash portion of LTIP expense recorded in operating costs.
(2)	Includes the changes in non-cash working capital and expenditures on site restoration and reclamation.

Production

Production volume averaged 62,723 boe per day in 2007 compared to 63,056 boe per day in 2006 as detailed in the table below.  Late in the fourth quarter of 2007, the Trust brought on new production in both the Dawson and Pouce areas, achieving exit production of 65,000 boe per day in December 2007.

Production	2007	2006	% Change
Light & medium crude oil (bbl/d)	27,366	27,674	(1)
Heavy oil (bbl/d)	1,316	1,368	(13)
Natural gas (mcf/d)	180,086	179,067	1
NGL (bbl/d)	4,027	4,170	(3)
Total production (boe/d) (1)	62,723	63,056	(1)
% Natural gas production	48	47
% Crude oil and liquids production	52	53

(1)	Reported production for a period may include minor adjustments from previous production periods.

Oil production decreased slightly to 28,682 boe per day from 29,042 boe per day in 2006. Natural gas production was 180.1 mmcf per day in 2007, essentially unchanged from the 179.1 mmcf per day produced in 2006. The stable production was a result of ARC’s active 2007 internal drilling program particularly in northern and southeast Alberta as well as southwestern Saskatchewan. The Trust drilled six horizontal natural gas wells in the Dawson area as well as 144 natural gas wells in southeastern Alberta and southwestern Saskatchewan during 2007.

The Trust’s objective is to maintain annual production through the drilling of wells and other development activities. In fulfilling this objective, there may be fluctuations in production depending on the timing of new wells coming on-stream. During 2007, the Trust drilled 278 gross wells (220 net wells) on operated properties; 99 gross oil wells, three water injection wells and 172 gross natural gas wells with a 99 per cent success rate.

The Trust expects that 2008 full year production will be approximately 63,000 boe per day and that 310 gross wells (252 net wells) will be drilled by ARC on operated properties with participation in an additional 140 gross wells to be drilled on the Trust’s non-operated properties. The Trust estimates that the 2008 drilling program will add sufficient production from new wells to offset production declines on existing properties.

The following table summarizes the Trust’s production by core area:

	2007				2006
Production	Total	Oil	Gas	NGL	Total	Oil	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)	(boe/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Central AB	7,967	1,596	30.3	1,319	8,206	1,553	31.3	1,433
Northern AB & BC	19,797	5,773	74.8	1,552	18,897	6,194	67.6	1,452
Pembina & Redwater	13,703	9,474	19.2	1,034	13,950	9,453	20.0	1,157
S.E. AB & S.W. Sask.	10,040	1,044	53.9	10	10,743	1,071	58.0	9
S.E. Sask. & MB	11,216	10,795	1.9	112	11,260	10,771	2.2	119
Total	62,723	28,682	180.1	4,027	63,056	29,042	179.1	4,170

(1)	Provincial references: AB is Alberta, BC is British Columbia, Sask. is Saskatchewan, MB is Manitoba, S.E. is southeast and S.W. is southwest.

Commodity Prices Prior to Hedging

	2007	2006	% Change
Average Benchmark Prices
AECO gas ($/mcf) (1)	6.61	6.98	(5)
WTI oil (US$/bbl) (2)	72.37	66.25	9
USD/CAD foreign exchange rate	0.94	0.88	7
WTI oil (CDN $/bbl)	77.35	75.00	3
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	69.24	65.26	6
Natural gas ($/mcf)	6.75	6.97	(3)
NGL ($/bbl)	54.79	52.63	4
Total commodity revenue before hedging ($/boe)	54.54	53.33	2
Other revenue ($/boe)	0.13	0.13	—
Total revenue before hedging ($/boe)	54.67	53.46	2

(1)	Represents the AECO monthly posting.
(2)	WTI represents West Texas Intermediate posting as denominated in US$.

Although oil prices have achieved record highs throughout 2007 peaking at US$95.58 per barrel and averaging US$72.37 per barrel for the full year, the strengthening of the Canadian dollar relative to the U.S. dollar was responsible for eroding most of the gains and negatively impacted the price of oil in Canadian dollar terms. The price of oil in U.S. dollars increased by nine per cent for the full year of 2007, however, the Canadian dollar equivalent increased by only three per cent. The foreign exchange rate reached record highs in 2007 with the Canadian dollar peaking at an exchange rate of 1.09 Canadian per U.S. dollar in November 2007. The average USD/CAD foreign exchange rate was 0.94 for the full year of 2007 and the Canadian dollar closed on December 31, 2007 at 1.01 per U.S. dollar. The negative correlation between the Canadian dollar and U.S. dollar denominated West Texas Intermediate oil prices should lessen the impact on the Trust of any future declines in the price of oil.

The Trust’s oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than three per cent of the Trust’s liquids production.  The realized price for the Trust’s oil, before hedging, increased six per cent to $69.24 from $65.26 for the full year of 2006.

Alberta AECO Hub natural gas prices, which are commonly used as an industry reference, averaged $6.61 per mcf in 2007 compared to $6.98 per mcf in 2006. Natural gas prices were stronger in the first half of the year but declined throughout the third and fourth quarters. ARC’s realized gas price, before hedging, decreased by three per cent to $6.75 per mcf compared to $6.97 per mcf in 2006. ARC’s realized gas price is based on prices received at the various markets in which the Trust sells its natural gas. ARC’s natural gas sales portfolio consists of gas sales priced at the AECO monthly index, the AECO daily spot market, eastern and mid-west United States markets and a portion to aggregators.

Prior to hedging activities, ARC’s total realized commodity price was $54.67 per boe in 2007, a two per cent increase from the $53.46 per boe received prior to hedging in 2006.

Revenue

Revenue increased to a historical high of $1.25 billion in 2007. The increase in revenue was attributable to higher realized oil prices which were partially offset by lower realized natural gas prices as compared to 2006.

A breakdown of revenue is as follows:

Revenue
($ millions)	2007	2006	% Change
Oil revenue	724.9	691.8	5
Natural gas revenue	443.4	455.7	(3)
NGL revenue	80.5	80.1	—
Total commodity revenue	1,248.8	1,227.6	2
Other revenue	2.9	2.9	—
Total revenue	1,251.7	1,230.5	2

Risk Management and Hedging Activities

ARC continues to maintain an ongoing risk management program to reduce the volatility of revenues in order to increase the certainty of distributions, protect acquisition economics, and fund capital expenditures. The risk management program was revised in 2005 to maintain a significant portion of upside price participation on production volumes that has resulted in cash hedging gains, net of premiums, of $14.1 million in 2007 and $29.3 million in 2006.

The Trust currently limits the amount of forecast production that can be hedged to 50 per cent with the other 50 per cent of production being sold for market prices.

During 2007, the WTI U.S. dollar posted oil price increased to a high of US$95.98 per barrel with an annual average posted price of US$72.37 per barrel.  From a corporate perspective this has had a positive impact on the Trust’s revenue, however, this has resulted in a loss recorded for the Trust’s oil risk management contracts. During 2007 ARC had an unrealized total mark-to-market loss year-over-year of $55.9 million with a net unrealized mark-to-market liability of $68 million as at December 31, 2007. The mark-to-market values represent the market price to buy-out the Trust’s contracts as of December 31, 2007 and may be different from what will eventually be realized.

The most significant portion of ARC’s total unrealized mark-to-market position at year end was a $35.3 million loss relating to the Redwater and NPCU hedged volumes of 5,000 bbl per day, which limits upside price potential to $85 and $90 per barrel in 2008 and 2009 respectively. When these properties were acquired in 2005, the acquisition economics were based on crude oil prices of approximately CAD$57.50 per barrel. The remainder of the mark-to-market loss results in potential settling of commodity, foreign exchange and interest rates above the level of the Trust’s hedges as disclosed in Note 11 to the Consolidated Financial Statements.

During 2007 ARC entered into a number of hedging transactions including the following:

•      Energy equivalent swap:  ARC has entered into an energy equivalent swap in order to shift its price exposure to be more heavily weighted towards crude oil for the period of April 1 through October 31, 2008. Through the use of financial contracts, ARC has rebalanced its price exposure from a forecasted 50:50 to a 52:48 oil-gas weighting. ARC achieved this rebalancing by selling AECO natural gas at $7.10 per GJ and buying crude oil at CDN$73.95 per barrel.

•      In light of the significant increase in value of the Canadian dollar during the last 12 months, ARC implemented a program to lock in exchange rates on future principal repayments on U.S. dollar denominated senior secured notes. These transactions effectively lock in the unrealized foreign exchange gains on the U.S. denominated debt. Although the unrealized foreign exchange gains will continue to fluctuate quarter-to-quarter with changes in the exchange rate, these financial transactions have effectively fixed the economic gains of the change in exchange rates from the rate at which the U.S. denominated debt was issued and the rate at which the future payments have been committed. At the end of the year ARC had US$218 million of U.S. denominated senior secured debt outstanding (CDN$215.5 million) requiring annual principal repayments of varying amounts extending until December 15, 2017. As at December 31, 2007, ARC had locked in the foreign exchange rate for a total of US$127.2 million of its principal repayments in years 2012 through 2017 at an average rate with the Canadian dollar slightly greater than par (1.02 CAD$/US$).

•      Natural gas protection through to March 2009: In the fall of 2007 ARC entered into natural gas collars to protect prices as far out as March 2009. For the period from November 2008 to March 2009, ARC has purchased NYMEX natural gas puts at $8.50 per mmbtu and sold calls at $11.00 per mmbtu.

The percentage of forecast volumes hedged in 2008 is:  43 per cent in the first quarter, 36 per cent in the second quarter, 26 per cent in the third quarter and 23 per cent in the fourth quarter.

The following table is an indicative summary of the Trust’s positions for crude oil, natural gas and related foreign exchange for the next twelve months as at December 31, 2007.

Hedge Positions As at December 31, 2007 (1)(2)
	Q1 2008		Q2 2008		Q3 2008		Q4 2008
Crude Oil	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	94.08	19,000	89.04	13,000	90.00	10,000	90.00	10,000
Bought Put	75.14	20,000	70.47	15,500	68.13	10,000	68.13	10,000
Sold Put	54.91	11,500	54.96	11,500	51.07	7,000	51.07	7,000
Natural Gas	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day
Sold Call	8.02	47,478	8.41	41,101	8.41	41,101	8.88	27,840
Bought Put	6.87	47,478	6.64	41,101	6.64	41,101	6.82	27,840
Sold Put	4.75	10,551	4.97	31.101	4.97	31,101	5.04	10,480
Foreign Exchange	CAD/USD	$Million	CAD/USD	$Million	CAD/USD	$Million	CAD/USD	$Million
Bought Put	1.0750	3.0	1.0750	3.0	1.0750	3.0	—	—
Sold Put	1.0300	3.0	1.0300	3.0	1.0300	3.0	—	—
Swap	—	—	—	—	—	—	—	—

(1)

The prices and volumes noted above represents averages for several contracts and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. The natural gas price shown translates all NYMEX positions to an AECO equivalent price. In addition to positions shown here, ARC has entered into additional basis positions.

(2)	Please refer to the Trust’s website at www.arcenergytrust.com under “Hedging Program” within the “Investor Relations” section for details on the Trust’s hedging positions as of December 31, 2007.

The above table should be interpreted as follows using the first quarter 2008 Crude oil hedges as an example.  To accurately analyze the Trust’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading.

•                  If the market price is below $54.91, ARC will receive $75.14 less the difference between $54.91 and the market price on 11,500 barrels per day.  For example if the market price is $54.90, the Trust will receive $75.13 on 11,500 barrels per day.

•                  If the market price is between $54.91 and $75.14, ARC will receive $75.14 on 20,000 barrels per day.

•                  If the market price is between $75.14 and $94.08, ARC will receive the market price on 20,000 barrels per day.

•                  If the market price exceeds $94.08, ARC will receive $94.08 on 19,000 barrels per day and the market price for the remaining 1,000 hedged volumes.

Gain or Loss on Risk Management Contracts

Gain or loss on risk management contracts comprise realized and unrealized gains or losses on risk management contracts that do not meet the accounting definition requirements of an effective hedge, even though the Trust considers all risk management contracts to be effective economic hedges. Accordingly, gains and losses on such contracts are shown as a separate category in the statement of income.

ARC realized gains on natural gas contracts throughout the year as a result of soft prices where ARC’s floor protection level exceeded the market price. ARC’s crude oil contracts posted a loss for the year of $5.7 million as a result of record high oil prices that exceeded some of the Trust’s ceiling contracts during the second half of the year. On foreign exchange and interest rates, ARC realized gains during the last three quarters of the year particularly on U.S. dollar put-spreads that protected ARC from an appreciating Canadian dollar.

The following is a summary of the total gain (loss) on risk management contracts for the year-over-year change as of the 2007 year-end:

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Interest & Foreign Currency	2007 Total	2006 Total
Realized cash gain (loss) on contracts (1)	(5.7)	15.4	4.4	14.1	29.3
Unrealized gain (loss) on contracts (2)	(60.2)	(2.9)	7.2	(55.9)	(4.6)
Total gain (loss) on risk management contracts	(65.9)	12.5	11.6	(41.8)	24.7

(1)	Realized cash gains and losses represent actual cash settlements or receipts under the respective contracts.
(2)	The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.

Operating Netbacks

The Trust’s operating netback, after realized hedging gains, decreased one per cent to $35.44 per boe in 2007 compared to $35.95 per boe in 2006. The decrease in netbacks in 2007 is primarily due to a decrease in the realized gain on risk management contracts, a decrease in gas prices, as well as an increase in operating costs and transportation.  These items were partially offset by a decrease in royalties and an increase in revenues as a result of higher oil prices in 2007.

The components of operating netbacks are shown below:

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Gas ($/mcf)	NGL ($/bbl)	2007 Total ($/boe)	2006 Total ($/boe)
Weighted average sales price	70.20	49.17	6.75	54.79	54.54	53.33
Other revenue	—	—	—	—	0.13	0.13
Total revenue	70.20	49.17	6.75	54.79	54.67	53.46
Royalties	(11.33)	(4.34)	(1.25)	(14.90)	(9.59)	(9.66)
Transportation	(0.27)	(1.09)	(0.20)	—	(0.72)	(0.63)
Operating costs (1)	(11.84)	(12.16)	(1.26)	(7.73)	(9.54)	(8.49)
Netback prior to hedging	46.76	31.58	4.04	32.16	34.82	34.68
Realized gain (loss) on risk management contracts	(0.07)	—	0.23	—	0.62	1.27
Netback after hedging	46.69	31.58	4.27	32.16	35.44	35.95

(1)

Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between oil, heavy oil, natural gas and natural gas liquids production.

Royalties as a percentage of pre-hedged commodity revenue net of transportation costs remained constant at 18 per cent for both 2007 and 2006 at $9.59 per boe and $9.66 per boe respectively. The Trust has made a preliminary assessment of the impact of the new Alberta Royalty legislation effective January 1, 2009 and we estimate that the total royalties payable on the Trust’s production will increase by approximately 10 per cent at current commodity prices calculated using expected 2009 production rates. This estimate will vary based on prices, production decline of existing wells and performance and location of new wells drilled.  The 10 per cent increase in royalties payable which equates to approximately a two per cent increase in the Trust’s royalty rate takes into account that approximately 37 per cent of the Trust’s production is outside the Province of Alberta. The royalty change in 2009 on a property by property basis is highly variable with decreased royalties on some properties, primarily shallow gas wells, and a doubling of royalties on Alberta high rate oil production properties. The New Alberta Royalty Framework will impact future drilling decisions in order for the Trust to maintain acceptable rates of return on its capital deployed.

Operating costs increased to $9.54 per boe compared to $8.49 per boe in 2006. Total operating costs increased $23 million or, 12 per cent, in 2007. This increase was due to a combination of costs including the additional operating costs associated with approximately 300 new wells brought on stream in 2007, increased labour costs for field staff and some service providers particularly in northern operations, increased electricity consumption and costs for well re-activations in the Redwater and NPCU areas. There are a high percentage of fixed operating costs for the Trust’s properties resulting in a trend of increased operating costs on a per boe basis as the properties’ production declines over time. The Trust estimates that full year 2008 operating costs will be approximately $235 million or approximately $10.20 per boe based on annual production of approximately 63,000 boe per day.

Transportation costs increased 14 per cent to $0.72 per boe in 2007 compared to $0.63 per boe in 2006 as a result of ongoing challenges in Saskatchewan where shipping restrictions are in place for the Enbridge pipeline. The Trust is required to truck all new production that exceeds our historical capacity for the Enbridge pipeline. Investors can expect transportation prices to increase again once the winter drilling program begins and new production levels increase. An expansion of the Enbridge pipeline is expected to be completed sometime in early 2008, however, transportation costs for 2008 are still expected to increase to $0.80 per boe based on annual production of 63,000 boe per day.

General and Administrative Expenses and Trust Unit Incentive Compensation

G&A net of overhead recoveries on operated properties increased four per cent to $49.1 million in 2007 from $47.1 million in 2006. Increases in G&A expenses for 2007 were due to increased staff levels, higher compensation costs and increased long-term incentive benefits. As a result of a tight labour market, the costs associated with hiring, compensating and retaining employees and consultants have risen. The anticipated increase in G&A costs was partially offset by higher overhead recoveries attributed to high levels of capital and operating activity throughout 2007 and as a result of incremental overhead charged on new and existing operated properties.

The Trust paid out $12.7 million under the Whole Trust Unit Incentive Plan (“Whole Unit Plan”) in 2007 compared to $5.2 million in 2006 ($9.6 million and $3.5 million of the payouts were allocated to G&A in 2007 and 2006, respectively, and the remainder to operating costs and property, plant and equipment). The higher cash payment in 2007 resulted from the Trust’s first payments for performance units issued under the plan in 2004. The next cash payment under the Whole Unit Plan is scheduled to occur in April 2008.

The following is a breakdown of G&A and trust unit incentive compensation expense:

G&A and Trust Unit Incentive Compensation Expense ($ millions except per boe)	2007	2006	% Change
G&A expenses	52.7	45.8	15
Operating recoveries	(16.4)	(12.9)	27
Cash G&A expenses before Whole Unit Plan	36.3	32.9	10
Cash Expense — Whole Unit Plan	9.6	3.5	174
Cash G&A expenses including Whole Unit Plan	45.9	36.4	26
Accrued compensation — Rights Plan	—	2.5	(100)
Accrued compensation — Whole Unit Plan	3.2	8.2	(61)
Total G&A and trust unit incentive compensation expense	49.1	47.1	4
Total G&A and trust unit incentive compensation expense per boe	2.15	2.05	5

A non-cash trust unit incentive compensation expense (“non-cash compensation expense”) of $3.2 million ($0.14 per boe) was recorded in 2007 compared to $10.7 million ($0.47 per boe) in 2006. This non-cash amount relates to estimated costs of the Whole Unit Plan to December 31, 2007.  The 2006 amounts also include estimated costs of the Trust Unit Incentive Rights Plan (“Rights Plan”) that was fully expensed at December 31, 2006 with the exception of a small portion recorded in March 2007.

Rights Plan

The rights plan was replaced by a Whole Unit Plan during 2004 after which no further rights under the rights plan were issued. The Rights Plan, provided employees, officers and independent directors the right to purchase units at a specified price. The rights have a five year term and vest equally over three years. The exercise price of the rights is adjusted downwards from time to time by the amount that distributions to unitholders, in any calendar quarter exceed 2.5 per cent of the Trust’s net book value of property, plant and equipment. During 2007, 0.1 million rights were exercised and 0.2 million rights remained outstanding as at December 31, 2007. All of the rights have been fully expensed since March 31, 2007 and are scheduled to expire on or before December 31, 2008.

Whole Unit Plan

In March 2004, the Board of Directors approved a new Whole Unit Plan to replace the Rights Plan for new awards granted subsequent to the first quarter of 2004. The new Whole Unit Plan results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying units. The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of units is fixed and will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions. The cash compensation issued upon vesting of the PTUs is dependent upon the performance of the Trust compared to its peers and indicated by the performance multiplier. The performance multiplier is based on the percentile rank of the Trust’s total unitholder return compared to its peers. Total return is calculated as the sum of the change in the market price of the trust units in the period plus the amount of distributions in the period. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

The following table shows the changes during the year of RTUs and PTUs outstanding:

Whole Unit Plan (units in thousands and $ millions except per unit)	Number of RTUs	Number of PTUs	Total RTUs and PTUs
Balance, beginning of year	648	683	1,331
Granted in the year	422	362	784
Vested in the year	(286)	(110)	(396)
Forfeited in the year	(38)	(32)	(70)
Balance, end of year (1)	746	903	1,649
Estimated distributions to vesting date (2)	226	249	475
Estimated units upon vesting after distributions	972	1,152	2,124
Performance multiplier (3)	—	1.7	—
Estimated total units upon vesting	972	1,958	2,931
Trust unit price at December 31, 2007	$20.40	$20.40	$20.40
Estimated total value upon vesting	$19.8	$39.9	$59.8

(1)       Based on underlying units before performance multiplier and accrued distributions.

(2)       Represents estimated additional units to be issued equivalent to estimated distributions accruing to vesting date.

(3)       The performance multiplier only applies to PTUs and was estimated to be 1.7 at December 31, 2007 based on a weighted average calculation of all outstanding grants. The performance multiplier is assessed each period end based on actual results of the Trust relative to its peers.

The value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period with the expense amount being determined by the unit price, the number of PTUs to be issued on vesting, and distributions. Therefore, the expense recorded in the statement of income fluctuates over time.

Below is a summary of the range of future expected payments under the Whole Unit Plan based on variability of the performance multiplier:

Value of Whole Unit Plan as at December 31, 2007	Performance multiplier
(units thousands and $ millions except per unit)	—	1.0	2.0
Estimated trust units to vest
RTUs	972	972	972
PTUs	—	1,253	2,513
Total units (1)	972	2,225	3, 485
Trust unit price (2)	$20.40	$20.40	$20.40
Trust unit distributions per month (2)	$0.20	$0.20	$0.20
Value of Whole Unit Plan upon vesting	19.8	45.4	71.1
Officers	2.1	13.9	25.8
Directors	1.5	1.5	1.5
Staff	16.2	30.0	43.8
Total payments under Whole Unit Plan (3)	19.8	45.4	71.1
2008	8.8	16.0	23.1
2009	6.9	14.9	23.0
2010	4.1	14.5	25.0

(1)	Includes additional estimated units to be issued for accrued distributions to vesting date.
(2)

Values will fluctuate over the vesting period based on the volatility of the underlying trust unit price and distribution levels. Assumes future trust unit price of $20.40 per trust unit and distributions of $0.20 per unit per month based on current levels.

(3)

Upon vesting, a cash payment is made equivalent to the value of the underlying trust units. The payment is made on vesting dates in April and October of each year and at that time is reflected as a reduction of cash flow from operating activities.

Due to the variability in the future payments under the plan, the Trust estimates that between $19.8 million and $71.1 million will be paid out from 2008 through 2010 based on the current trust unit price, distribution levels and the Trust’s market performance relative to its peers.

Interest Expense

Interest expense increased to $36.9 million in 2007 from $31.8 million in 2006 due to an increase in short-term interest rates, and higher debt balances as a result of the Trust’s capital expenditure and acquisitions activity which was funded $135.7 million with debt. As at December 31, 2007, the Trust had $714.5 million of debt outstanding, of which $215.5 million was fixed at a weighted average rate of 5.1 per cent and $499 million was floating at current market rates plus a credit spread of 60 basis points. Fifty-two per cent of the Trust’s debt is denominated in U.S. dollars.  The cumulative decline of 1.25 per cent in the U.S. interest rates announced in January 2008 by the Federal Reserve Board should result in lower borrowing costs for the Trust in 2008.

Foreign Exchange Gains and Losses

The Trust recorded a gain of $69.4 million ($3.03 per boe) on foreign exchange transactions compared to a loss of $4.2 million ($0.18 per boe) in 2006. These amounts include both realized and unrealized foreign exchange gains and losses.

Unrealized foreign exchange gains and losses are due to revaluation of U.S. denominated debt balances. The volatility of the Canadian dollar during the reporting period has a direct impact on the unrealized component of the foreign exchange gain or loss. The unrealized gain/loss impacts net income but does not impact cash flow from operating activities as it is a non-cash amount. From December 31, 2006 to December 31, 2007, the CAD$/US$ exchange rate has increased from 0.86 to 1.01 creating an unrealized gain of $64.6 million on U.S. dollar denominated debt.

Realized foreign exchange gains or losses arise from U.S. denominated transactions such as interest payments, debt repayments and hedging settlements.  Included in the 2007 realized foreign exchange gain was a gain of $5 million relating, in part, to a repayment of US$6 million of debt in October 2007. The debt was issued in 2002 when the CAD$/US$ foreign exchange rate was approximately 0.64 and strengthened considerably to 1.04 on repayment in 2007.

Taxes

In 2007, a future income tax recovery of $121.3 million was included in income compared to an $87.1 million recovery in 2006. The significant increase in the future income tax recovery in 2007 was due to the legislated reduction in the future corporate income tax rates in the fourth quarter of 2007 whereby the Trust’s expected future corporate income tax rate decreased to 25.8 per cent from the 29.4 per cent prior to the rate reduction. The future income tax recovery in 2006 was also due to legislated reductions in the future corporate income tax rates.

At December 31, 2007, the Trust and the Trust’s subsidiaries had tax pools of approximately $1.84 billion. The tax pools consist of $1.66 billion of tangible and intangible capital assets, $13.8 million of non-capital loss carry-forwards which expire at various periods to 2026, and $171.4 million of other tax pools. Included in the above tax basis are the Trust’s tax pools of approximately $537.7 million.

On October 31, 2006, the Finance Minister announced the Federal Government’s plan regarding the taxation of Income Trusts. Currently, distributions paid to unitholders, other than returns of capital, are claimed as a deduction by the Trust in arriving at taxable income whereby tax is eliminated at the Trust level and is paid by the unitholders. The Trust tax legislation that received Royal Assent on June 22, 2007, will result in a two-tiered tax structure whereby distributions would first be subject to the federal corporate income tax rate plus a deemed 13 per cent provincial income tax at the Trust level commencing in 2011 (or earlier, if trusts that were publicly traded as of October 31, 2006 exceed the normal growth guidelines announced by the Minister on December 15, 2006), and then unitholders would be subject to tax on the distribution as if it were a taxable dividend paid by a taxable Canadian corporation.   As a result, the future tax position of the Trust, the parent entity, is now required to be reflected in the consolidated future income tax calculation. The Trust recorded a $35.6 million one time increase in earnings and a corresponding decrease to its future income tax liability in the second quarter as a result of timing differences within the Trust that had not been previously recognized. The initial recognition of $35.6 million comprised $24.7 million for pre-2007 generated temporary differences and $10.9 million for temporary differences relating to the current year.

On October 30, 2007, the Finance Minister announced, as part of the 2007 Economic Statement, changes to the tax system including reduction of the corporate income tax rate from 22.1 per cent to 15 per cent by 2012. The reductions will be phased in between 2008 and 2012. Legislation enacting the measures announced in the Economic Statement received Royal Assent on December 14, 2007. The reduction in the general corporate tax rate will also apply to the taxation of Income Trusts, reducing the combined federal and deemed Provincial tax rate for distributions to 28 per cent in 2012.

The Federal Government has also indicated that they will seek to collaborate with the provinces and territories to reach a combined federal-provincial-territorial statutory corporate income tax rate of 25 per cent, reflecting a 10 per cent provincial rate, equal to the current Alberta tax rate.  It is uncertain whether this collaboration will also affect the tax on Income Trusts by reducing the proposed deemed provincial rate of 13 per cent.

On December 20, 2007, the Finance Minister announced technical amendments to provide some clarification to the Trust tax legislation. As part of the announcement the Minister indicated that the federal government intends to provide legislation in 2008 to permit Income Trusts to convert to taxable Canadian corporations without any undue tax consequences to investors or the Trust.

Management and the Board of Directors continue to review the impact of this tax on our business strategy and while there has not been a decision as to ARC’s future direction at this time we are of the opinion that the conversion from a trust to a corporation may be the most logical and tax efficient alternative for ARC unitholders. We expect future technical interpretations and details will further clarify the legislation. At the present time, ARC believes that if structural or other similar changes are not made, the after-tax distribution amount in 2011 to taxable Canadian investors will remain approximately the same, however, will decline for both tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors.

The Trust tax rate applicable to 2007 is 34 per cent, however, the application of the Trust tax should be deferred until 2011 as the Trust has not exceeded the normal growth guidelines announced by the Minister. The Trust does not anticipate that the Trust taxation legislation guidelines, which limit the growth of the Trust up to 2011, will impair the Trust’s ability to annually replace or grow reserves in the next three years as the guidelines allow sufficient growth targets. The corporate income tax rate applicable to 2007 is 32.1 per cent, however the Trust and its subsidiaries did not pay any material cash income taxes for fiscal 2007. Due to the Trust’s structure, currently, both income tax and future tax liabilities are passed on to the unitholders by means of royalty payments made between ARC Resources and the Trust.

Federal capital taxes were eliminated effective January 1, 2006 pursuant to the Federal Government budget of May 2, 2006.

Depletion, Depreciation and Accretion of Asset Retirement Obligation

The depletion, depreciation and accretion (“DD&A”) rate increased to $16.23 per boe in 2007 from $15.64 per boe in 2006. The higher DD&A rate is driven by an increase in the Trust’s property, plant and equipment (“PP&E”) value on the Trust’s balance sheet along with an increase in the future development costs and a small decrease in the proved reserves recorded in the Trust’s January 1, 2008 reserve report.

A breakdown of the DD&A rate is a follows:

DD&A Rate ($ millions except per boe amounts)	2007	2006	% Change
Depletion of oil & gas assets (1)	360.0	348.9	3
Accretion of asset retirement obligation (2)	11.5	11.1	4
Total DD&A	371.5	360.0	3
DD&A rate per boe	16.23	15.64	4

(1)                                  Includes depletion of the capitalized portion of the asset retirement obligation that was capitalized to the PP&E balance and is being depleted over the life of the reserves.

(2)                                  Represents the accretion expense on the asset retirement obligation during the year.

Goodwill

The goodwill balance of $157.6 million arose as a result of the acquisition of Star Oil and Gas in 2003. The goodwill balance was determined based on the excess of total consideration paid plus the future income tax liability less the fair value of the assets for accounting purposes acquired in the transaction.

Accounting standards require that the goodwill balance be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such impairment exists, it would be charged to income in the period in which the impairment occurs. The Trust has determined that there was no goodwill impairment as of December 31, 2007.

Capital Expenditures and Net Acquisitions

Total capital expenditures, excluding acquisitions and dispositions, totaled $397.2 million in 2007 compared to $364.5 million in 2006. This amount was incurred on drilling and completions, geological, geophysical and facilities expenditures, and undeveloped acreage. The $77.5 million purchases of undeveloped land in 2007 have increased the Trust’s land holdings to 536,232 net acres that will help sustain the drilling opportunities of the Trust which will, if successful, provide future production and reserves.

In addition to capital expenditures on development activities, the Trust completed net property acquisitions of $42.5 million in 2007. The most significant property acquisition was the purchase of properties in southeast Saskatchewan late in the third quarter for $24.8 million.  The acquisition contributed approximately 350 boe per day of incremental production to the Trust’s fourth quarter results.

During the year, the Trust drilled 278 gross wells (220 net wells) on operated properties; consisting of 99 gross oil wells, three water injection wells, and 172 gross natural gas wells most of which were shallow gas wells with a success rate of 99 per cent. In addition, the Trust participated in 156 gross wells (33 net wells) drilled by other operators.

Proved plus probable oil and gas reserves were effectively maintained at 286.4 mmboe at year-end 2007 as a result of the Trust’s 2007 capital expenditure program and property acquisitions.

Over the course of 2006 and 2007, the Trust has spent $762 million on capital expenditures, a portion of which has funded the following activities:

•                  At our Dawson area in British Columbia, ARC spent $99 million of capital to drill, complete and tie in 10 horizontal and 13 vertical wells. ARC also expanded its compression facilities and signed a long-term contract with a third party processor to facilitate processing additional gas volumes in the area. ARC’s production grew from 19 mmcf per day to 45 mmcf per day over the two year period.  In addition, ARC has been building for the future by spending $100 million on acquiring 44,000 net acres of undeveloped land in the area.

•                  At our Ante Creek area, ARC has focused on a combination of infill and highly successful stepout pool extension drilling.  ARC has spent $61 million on drilling, completions, tie-ins, facilities, and land purchases. ARC drilled 25 wells that resulted in positive reserves growth and record production in the area of 5,100 boe per day for the month of December 2007.

•                  In Southeast Saskatchewan we have spent $108 million and increased production as a result of drilling 41 wells in the area including 35 new horizontal oil wells two successful exploration locations and one new vertical injection well.

•                  ARC’s 2007 exit production at Redwater was 4,300 boe per day, which represents a 20 per cent increase over production at the time that ARC closed the Redwater acquisition in December 2005.  To achieve these results, ARC invested $20 million focused mainly on a combination of optimization and reactivation projects and the drilling of infill vertical wells that were identified through seismic data acquired in 2006.

•                  ARC drilled 313 net wells in our Southeast Alberta and Southwest Saskatchewan area including 305 shallow gas wells and eight new oil wells.

A breakdown of capital expenditures and net acquisitions is shown below:

Capital Expenditures ($ millions)	2007	2006	% Change
Geological and geophysical	14.9	11.4	31
Drilling and completions	229.5	240.5	(5)
Plant and facilities	72.1	77.6	(7)
Undeveloped land	77.5	32.4	139
Other capital	3.2	2.6	23
Total capital expenditures	397.2	364.5	9
Producing property acquisitions (1)	47.1	124.0	(62)
Producing property dispositions (1)	(4.6)	(8.8)	48
Corporate acquisitions (2)	—	16.6	(100)
Total capital expenditures and net acquisitions	439.7	496.3	(11)

(1)                      Value is net of post-closing adjustments.

(2)                      Represents total consideration for the transactions, including fees but is prior to the related future income tax liability, asset retirement obligation and working capital assumed on acquisition.

Approximately 49 per cent of the $397.2 million capital program was financed with cash flow from operating activities in 2007 compared to 65 per cent in 2006. Property acquisitions were financed through debt and working capital.

Source of Funding of Capital Expenditures and Net Acquisitions
($ millions)
	2007			2006
	Development Capital	Net Acquisitions	Total Expenditures	Development Capital	Net Acquisitions	Total Expenditures
Expenditures	397.2	42.5	439.7	364.5	131.8	496.3
Per cent funded by:
Cash flow from operating activities	49%	—	44%	65%	—	48%
Proceeds from DRIP and Rights Plan	28%	—	25%	30%	—	22%
Debt	23%	100%	31%	5%	100%	30%
	100%	100%	100%	100%	100%	100%

ARC has announced a $395 million capital expenditure budget for 2008 that consists of a robust drilling and development program on its diverse asset base. The 2008 capital budget is being deployed as a balanced drilling program of low and moderate risk wells, well tie-ins and other related costs, and the acquisition of undeveloped land. The Trust continues to focus on major properties with significant upside, with the objective to replace production declines through internal development opportunities. The 2008 capital expenditure budget anticipates the drilling of 252 net operated wells and the addition of new production from the capital development program to replace declines at existing properties and develop the recently acquired land holdings in the Dawson area of British Columbia. The 2008 capital budget also allows for a portion of spending to further research and pursue Enhanced Recovery Initiatives such as CO2 injection and NGC development. Current projections of cash flows, low debt levels and a strong working capital position provide the Trust with the financial flexibility to fund the 2008 capital expenditure program.

Long-Term Investment

During the second quarter of 2007, the Trust sold its investment in the shares of a private company that was involved in the acquisition of oil sands leases. The transaction closed on June 25, 2007. The Trust recorded a cash gain of $13.3 million with total proceeds of $33.3 million recorded as part of cash flow from investing activities.

Asset Retirement Obligation and Reclamation Fund

At December 31, 2007, the Trust has recorded an Asset Retirement Obligation (“ARO”) of $140 million ($177.3 million at December 31, 2006) for future abandonment and reclamation of the Trust’s properties. The ARO decreased in 2007 as a result of a change in management’s estimate of the timing of when costs will be incurred.  The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property as well as annual inflation factors in order to calculate the undiscounted total future liability. The undiscounted total future liability has increased to $1.3 billion as at December 31, 2007 as compared to $1 billion at December 31, 2006, as  a significant portion of the costs are now projected to be incurred in years 2048 to 2058 as compared to years 2017 to 2021 as estimated on December 31, 2006. The present value impact of this change in estimate resulted in a $34.4 million reduction in the ARO balance at December 31, 2007.

Included in the December 31, 2007 ARO balance is a $3.8 million increase related to development activities in 2007.  The ARO liability was also increased by $11.5 million for accretion expense in 2007 ($11.1 million in 2006) and was reduced by $18.2 million ($10.6 million in 2006) for actual abandonment expenditures incurred in 2007.

As a result of the Redwater acquisition in December 2005, the Trust set up a second reclamation fund (the “Redwater Fund”) in 2006 to fund future abandonment obligations attributed solely to the Redwater properties. The Trust makes annual contributions to the Redwater fund and may utilize the funds only for abandonment activities for the Redwater property. With the addition of the Redwater Fund, the Trust now maintains two reclamation funds that together held $26.1 million at December 31, 2007. Future contributions for the two funds will vary over time in order to provide for the total estimated future abandonment and reclamation costs that are to be incurred upon abandonment of the Trust’s properties. The Trust currently estimates that $220 million will be contributed to the funds over the next 50 years to provide for future abandonment and reclamation costs.

In total, ARC contributed $12.1 million cash to its reclamation funds in 2007 ($12.1 million in 2006) and earned interest of $1.4 million ($1 million in 2006) on the fund balances. The fund balances were reduced by $18.1 million for cash-funded abandonment expenditures in 2007 ($5.7 million in 2006).  Under the terms of the Trust’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or U.S. Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Capitalization, Financial Resources and Liquidity

A breakdown of the Trust’s capital structure is as follows as at December 31, 2007 and 2006:

Capital Structure and Liquidity ($ millions except per unit and per cent amounts)	2007	2006
Amount drawn under revolving credit facilities	499.0	426.1
Senior secured notes	215.5	261.0
Working capital deficit excluding short-term debt (1)	38.2	52.0
Net debt obligations	752.7	739.1
Trust units outstanding and issuable for exchangeable shares (thousands)	213.2	207.2
Market price per unit at end of year	20.40	22.30
Market value of trust units and exchangeable shares	4,349.3	4,620.0
Total capitalization (2)	5,102.0	5,359.1
Net debt as a percentage of total capitalization	14.8%	13.8%
Net debt obligations	752.7	739.1
Cash flow from operating activities	704.9	734.0
Net debt to cash flow from operating activities	1.1	1.0

(1)	The working capital deficit excludes the balances for the current portion of risk management contracts and the current portion of future income taxes.
(2)

Total capitalization as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust.

The Trust has a syndicated three year revolving credit facility allowing for maximum borrowing of up to $800 million. The debt is secured by all the Trust’s oil and gas properties and has the following major covenants:

Covenant	Position as at December 31, 2007
Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense	Long-term debt and letters of credit of 0.9 times annualized net income before non-cash items and interest expense
Long-term debt, letters of credit and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense	Long-term debt, letters of credit and subordinated debt of 0.9 times annualized net income before non-cash items and interest expense
Long-term debt and letters of credit not to exceed 50 per cent of the sum of the book of value of unitholders’ equity, long-term debt, letters of credit, and subordinated debt	Long-term debt and letters of credit of 26.5 per cent of the sum of unitholders’ equity, long-term debt, letters of credit, and subordinated debt

As indicated by the above table, the Trust is not close to breaching any of its covenants and has additional potential borrowing capacity above the $800 credit facility. The Trust’s objective is to limit debt to under 2.0 times cash flow from operating activities and 20 per cent of total capitalization.  In addition to the $800 million credit facility, the Trust has outstanding senior secured notes in the amount of $215.5 million as at December 31, 2007, which do not reduce the available borrowings under the credit facility. The Trust had $4.8 million of letters of credit outstanding at December 31, 2007 and no subordinated debt. As at December 31, 2007, the Trust was in compliance with all covenants.

During the third quarter the Trust entered into treasury lock contracts in order to manage its interest rate exposure on future debt issuances. Treasury locks enable the Trust to synthetically secure current market rates for a future fixed rate funding. These instruments hedge only the underlying treasury yield and not the credit spread applicable to ARC that is determined at the time of issuance.  Based on the transactions completed during the quarter the Trust has locked in an effective U.S. ten year treasury rate of 4.8082 per cent on a notional amount of US$125 million. As at December 31, 2007 the mark-to-market value of these contracts was CDN$7.4 million loss.

The Trust intends to finance its $395 million 2008 capital program with cash flow from operating activities and the proceeds of the DRIP with any remainder financed with debt. If necessary, ARC has access to additional capital through its current credit facility, a new issue of senior secured notes, or by issuing equity. In the event that the Trust enters into a material acquisition where the purchase price exceeds 10 per cent of the book value of the Trust’s assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times, respectively.

Unitholders’ Equity

At December 31, 2007, there were 213.2 million trust units issued and issuable for exchangeable shares, an increase of six million trust units from December 31, 2006. The increase in number of trust units outstanding is mainly attributable to the 5.6 million trust units issued pursuant to the DRIP during 2007 at an average price of $19.93 per unit.

The Trust had 0.2 million rights outstanding as of December 31, 2007 under an employee plan where further rights issuances were discontinued in 2004. The rights have a five-year term and vested equally over three years from the date of grant. The remaining rights may be exercised to purchase trust units at an average adjusted exercise price of $8.50 per unit as at December 31, 2007. All of the rights were fully vested at December 31, 2007 and will expire on or before December 31, 2008.

The Whole Unit Plan introduced in 2004 is a cash compensation plan for employees, officers and directors of the Trust and does not involve any units being issued from treasury. The Trust has made provisions whereby employees may elect to have units purchased for them on the market with the cash received upon vesting.

Unitholders electing to reinvest distributions or make optional cash payments to acquire trust units from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During 2007, the Trust raised proceeds of $110.7 million and issued 5.6 million trust units pursuant to the DRIP.

Distributions

ARC declared distributions of $498 million ($2.40 per unit), representing 71 per cent of 2007 cash flow from operating activities compared to distributions of $484.2 million ($2.40 per unit), representing 66 per cent of cash flow from operating activities in 2006.

Monthly distributions for 2007 were $0.20 per unit. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

The following items may be deducted from cash flow from operating activities to arrive at distributions to unitholders:

•      The portion of capital expenditures that are funded with cash flow from operating activities. In 2007, the Trust withheld 27 per cent of 2007 cash flow from operating activities to fund 49 per cent of the capital program excluding acquisitions. The remaining portion of capital expenditures was financed by proceeds from the DRIP program and debt.

•      An annual contribution to the reclamation funds, with $13.5 million being contributed in 2007 including interest earned on the fund balances. The reclamation funds are segregated bank accounts or subsidiary trusts and the balances will be drawn on in future periods as the Trust incurs abandonment and reclamation costs over the life of its properties.

•      Debt principal repayments from time to time as determined by the board of directors. The Trust’s current debt level is well within the covenants specified in the debt agreements and, accordingly, there are no current mandatory requirements for repayment. Refer to the “Capital Structure and Liquidity” section of this MD&A for a detailed review of the debt covenants.

•      Income taxes that are not passed on to unitholders. The Trust has a liability for future income taxes due to the excess of book value over the tax basis of the assets of the Trust and its corporate subsidiaries. The Trust currently, and up until January 1, 2011, may minimize or eliminate cash income taxes in corporate subsidiaries by maximizing deductions, however in future periods there may be cash income taxes if deductions are not sufficient to eliminate taxable income.  Taxability of the Trust is currently passed on to unitholders in the form of taxable distributions whereby corporate income taxes are eliminated at the Trust level. The Trust taxation legislation, which will take effect in 2011, will result in taxes payable at the Trust level and therefore distributions to unitholders will decrease.

•      Working capital requirements as determined by the board of directors. Certain working capital amounts may be deducted from cash flow from operating activities, however such amounts would be minimal and the Trust does not anticipate any such deductions in the foreseeable future.

•      The Trust has certain obligations for future payments relative to employee long-term incentive compensation. Presently, the Trust estimates that $19.8 million to $71.1 million will be paid out pursuant to such commitments in 2008 through 2010 subject to vesting provisions and future performance of the Trust. These amounts will reduce cash flow from operating activities and may in turn reduce distributions in future periods.

Cash flow from operating activities and distributions in total and per unit were as follows:

Cash flow from operating activities and distributions	2007	2006 ($ millions)	% Change	2007	2006 ($ per unit)	% Change
Cash flow from operating activities	704.9	734.0	(4)	3.35	3.59	(7)
Reclamation fund contributions (1)	(13.5)	(13.1)	3	(0.06)	(0.06)	—
Capital expenditures funded with cash flow from operating activities	(193.4)	(236.7)	(18)	(0.92)	(1.16)	(21)
Other (2)	—	—	—	0.03	0.03	—
Distributions	498.0	484.2	3	2.40	2.40	—

(1)	Includes interest income earned on the reclamation fund balances that is retained in the reclamation funds.
(2)

Other represents the difference due to distributions paid being based on actual trust units outstanding at each distribution date whereas per unit cash flow from operating activities, reclamation fund contributions and capital expenditures funded with cash flow from operated activities are based on weighted average outstanding trust units in the year plus trust units issuable for exchangeable shares at year-end.

The Trust continually assesses distribution levels, in light of commodity prices and production volumes, to ensure that distributions are in line with the long-term strategy and objectives of the Trust as per the following guidelines:

•      To maintain a level of distributions that, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months. The Trust’s objective is to normalize the effect of volatility of commodity prices rather than to pass on that volatility to unitholders in the form of fluctuating monthly distributions.

•      To ensure that the Trust’s financial flexibility is maintained by a review of the Trust’s debt to equity and debt to cash flow from operating activities levels.  The use of cash flow from operating activities to fund capital development activities reduces the requirements of the Trust to use debt to finance these expenditures. In 2007 the Trust funded 49 per cent of capital development activities with 27 per cent of cash flow from operating activities. The actual amount of cash flows withheld to fund the Trust’s capital expenditure program is dependent on the commodity price environment and is at the discretion of the Board of Directors.

The actual amount of future monthly distributions is proposed by management and is subject to the approval and discretion of the Board of Directors. The Board reviews future distributions in conjunction with their review of quarterly financial and operating results.

Monthly distributions for the first quarter of 2008 have been set at $0.20 per unit subject to monthly review based on commodity price fluctuations. Revisions, if any, to the monthly distribution are normally announced on a quarterly basis in the context of prevailing and anticipated commodity prices at that time.

Historical Distributions by Calendar Year

The following table presents distributions paid and payable for each calendar period.

Calendar Year	Distributions	Taxable Portion	Return of Capital
2008 YTD (2)	0.20	0.20	0.00
2007	2.40	2.32	0.08
2006(1)	2.60	2.55	0.05
2005	1.94	1.90	0.04
2004	1.80	1.69	0.11
2003	1.78	1.51	0.27
2002	1.58	1.07	0.51
2001	2.41	1.64	0.77
2000	1.86	0.84	1.02
1999	1.25	0.26	0.99
1998	1.20	0.12	1.08
1997	1.40	0.31	1.09
1996	0.81	—	0.81
Cumulative	$21.23	$14.41	$6.82

(1)       Based on distributions paid and payable in 2006.

(2)       Based on distributions declared at January 31, 2008 and estimated taxable portion of 2008 distributions of 98 per cent.

Please refer to the Trust’s website at www.arcenergytrust.com  for details on 2007 monthly distributions and  distribution dates for 2008.

Taxation of Distributions

Distributions comprise a return of capital portion (tax deferred) and a return on capital portion (taxable). The return of capital component reduces the cost basis of the trust units held. For 2007, distributions paid in the calendar year will be 97 per cent return on capital or $2.32 per unit for the year (taxable) and three per cent return of capital or $0.08 per unit for the year (tax deferred).  For a more detailed breakdown, please visit our website at www.arcenergytrust.com.

Per Unit Results and Sustainability

Due to natural production declines, the Trust must continually develop its reserves and/or acquire new reserves in an effort to maintain reserves, production and cash flow levels on which distributions are paid. The Trust facilitates this by withholding a portion of cash flow from operating activities to fund a portion of ongoing capital development activities and maintain moderate debt levels; this is evidenced by the Trust’s moderate payout of distributions as compared to cash flow from operating activity levels. Oil and gas royalty trusts hold assets that are depleting and unitholders should expect production, revenue, cash flows and distributions to decline over the long-term if reserves cannot be economically replaced. The Trust has an inventory of internal development prospects that we expect will enable the Trust to maintain production for a minimum period of two years. The Trust measures its sustainability and success in terms of per unit distributions, production, reserves, and cash flow from operating activities in addition to the ability to maintain low debt levels and the annual replacement of reserves.

Following is a summary of the historical debt-adjusted production and reserves per unit and reserve life index (“RLI”) on which the Trust assesses performance and sustainability:

Per trust unit ratios	2007	2006	2005	3 Year Total
Production per unit (1):
Unadjusted	0.30	0.31	0.29	—
Debt-adjusted (3)	0.26	0.27	0.26	—
Normalized (4)	0.30	0.31	0.32	—
Reserves per unit (2):
Unadjusted	1.34	1.38	1.42	—
Debt-adjusted (3)	1.15	1.19	1.28	—
Normalized (4)	1.35	1.40	1.51	—
Reserve life index (5)	12.5	12.4	12.9	—
Cash flow from operating activities per unit	$3.35	$3.59	$3.23	$10.17
Distributions per unit	$2.40	$2.40	$1.99	$6.79
Distributions as a per cent of cash flow from operating activities	71	66	61	66
Per cent of cash flow from operating activities retained	29	34	39	34

(1)                      Represents daily average production per thousand units. Calculated based on annual daily average production divided by weighted average trust units outstanding including trust units issuable for exchangeable shares.

(2)                      Calculated based on proved plus probable reserves divided by period end trust units outstanding including trust units issuable for exchangeable shares.

(3)                      Debt-adjusted indicates that all years as presented have been adjusted to reflect a nil net debt to capitalization. It is assumed that additional trust units were issued at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to reduce the net debt balance to zero in each year. The debt-adjusted amounts are presented to enable comparability of annual per unit values.

(4)                      Normalized indicates that all years as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional trust units were issued (or repurchased) at a period end price for the reserves per unit calculation and at an annual average price for the production per unit calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of annual per unit values.

(5)                      Calculated based on proved plus probable reserves divided by annual 2008 production estimate of 63,000 boe per day for 2007 RLI.

During the 2005 to 2007 time period the Trust’s normalized production per unit has decreased only slightly from 0.32 to 0.30 boe of daily average production per thousand trust units. Normalized reserves per unit have decreased just over 10 per cent during this time to 1.35 from 1.51 boe of proved plus probable reserves per trust unit.  These levels of production and reserves per unit occurred even with the payout of $1.4 billion of distributions ($6.79 per trust unit and 66 per cent of cash flow from operating activities) during the 2005 through 2007 time period. This indicates that the Trust has grown production levels to help offset natural production declines and developed its reserve base. The normalized production per unit is a key measure as it indicates the ability to generate cash flows from core operations that in turn impacts the level of cash that may be distributed to unitholders. The Trust expects to replace production in 2008 from internal development opportunities.

To compare the Trust’s results with oil and gas companies that retain all of their cash flow from operating activities to grow production and reserves, the Trust looks at normalized and distribution-adjusted production and reserves per unit which calculates the total reserves and production per initial investment with the assumption that distributions are reinvested through the DRIP plan. Consequently, the reserves and production per initial investment increase over time as the investor’s number of trust units increase with distribution reinvestment. The Trust’s normalized daily average production per initial investment has increased from 0.35 boe per thousand trust units in 2005 to 0.40 in 2007, while normalized reserves per initial investment have increased from 1.66 boe at January 1, 2005 to 1.82 boe at December 31, 2007. Based on the assumption of re-investment of the distributions for additional trust units, one trust unit purchased on January 1, 2005 would have grown to 1.35 trust units on December 31, 2007. A unitholder can replicate this by participating in the DRIP so that the number of units they own increases over time.

The Trust’s reserve life index decreased slightly to 12.5 years in 2007 from 12.9 years in 2005. The RLI is a measure of the remaining average life of the reserves based on a current production estimate for 2008 of 63,000 boe per day.  The Trust’s high RLI is indicative of the high quality of assets and the relatively low production decline rate of the properties. The acquisition of the Redwater and NPCU properties in 2005 resulted in an increase in the RLI due to the long reserve life of the properties.  In addition, the Trust has been able to replace reserves through the drill bit throughout 2006 and 2007 as no significant acquisitions have been completed during that time and yet the Trust produced almost 46 million barrels of oil equivalent during those two years.  A high RLI is key for a royalty trust as it is indicates the potential sustainability of production levels and cash flows over a longer period of time.

The Trust’s distribution policy centres around the goal of providing a consistent and sustainable level of distributions to unitholders and to provide for future growth.  The Trust has maintained distributions at $0.20 per unit per month since October 2005.  This consistent level of distributions has allowed the Trust to finance $193.4 million of capital expenditures through cash flow from operating activities in 2007.  In addition, low natural gas prices and high Canadian dollar values observed in 2007, which negatively impacted the Trust’s cash flow from operating activities, did not cause the Trust to cut distributions — this was an anomaly amongst the Trust’s peers.  The Trust’s distribution as a per cent of cash flow from operating activities for 2007 was 71 per cent.  The moderate level of distributions is indicative of the Trust’s commitment to fund ongoing development activities with cash flow from operating activities to enable long-term sustainability.

An additional measure of sustainability is the comparison of net income to distributions. Net income incorporates all costs including depletion expense and other non-cash expenses whereas cash flow from operating activities measures the cash generated in a given period before the cost of the associated reserves. Therefore, net income may be more representative of the profitability of the entity and thus a relevant measure against which to measure distributions to illustrate sustainability. As net income is sensitive to fluctuations in commodity prices, it is expected that there will be deviations between annual net income and distributions. The following table illustrates the annual shortfall of distributions to net income as a measure of long-term sustainability.

Net income and distributions ($ millions except per cent)	2007	2006	2005	Trailing 3 years
Net income	495.3	460.1	356.9	1,312.3
Distributions	498.0	484.2	376.6	1,358.8
Shortfall	(2.7)	(24.1)	(19.7)	(46.5)
Shortfall as per cent of net income	(1)%	(5)%	(6)%	(4)%
Distributions as a per cent of cash flow from operating activities	71%	66%	61%	66%

Contractual Obligations and Commitments

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, and lease rental obligations and employee agreements. These obligations are of a recurring and consistent nature and impact the Trust’s cash flows in an ongoing manner. The Trust also has contractual obligations and commitments that are of a less routine nature as disclosed in the following table.

Commitments	Payments due by period
($ millions)	2008	2009-2010	2011-2012	Thereafter	Total
Debt repayments(1)	5.9	540.8	51.5	116.3	714.5
Interest payments (2)	11.0	20.2	15.5	13.7	60.4
Reclamation fund contributions (3)	5.8	10.2	8.9	71.9	96.8
Purchase commitments	10.1	4.1	4.0	6.0	24.2
Operating leases (4)	6.2	8.9	12.4	88.1	115.6
Risk Management contract premiums (5)	13.2	2.3	—	—	15.5
Total contractual obligations	52.2	586.5	92.3	296.0	1,027.0

(1)                      Long-term and short-term debt, excluding interest.  In the event that the credit facility is not extended at any time before the maturity date, the loan balance will become payable on the maturity date which is April 15, 2010.

(2)                      Fixed interest payments on senior secured notes.

(3)                      Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in 2005.

(4)                      Available option expiring February 2008 to reduce office lease commitment.

(5)                      Fixed premiums to be paid in future periods on certain risk management contracts.

The above noted risk management contract premiums are part of the Trust’s commitments related to its risk management program. In addition to the above premiums, the Trust has commitments related to its risk management program. As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2007 on the balance sheet as part of risk management contracts.

The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust’s 2008 capital budget has been approved by the Board at $395 million. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

The above noted operating leases include amounts for the Trust’s head office lease. The current lease expires in May 2010.  In December 2007, the Trust entered into a 13 year lease commitment beginning in 2010 for office space in a new building that is under construction in downtown Calgary.  The new lease commitment is reflected in the table above.

The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations and therefore the commitment table does not include any commitments for outstanding litigation and claims.

The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations.

Off Balance Sheet Arrangements

The Trust has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table above, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2007.

Fourth Quarter Financial and Operational Results

The Trust had an active fourth quarter with $139.3 million spent on capital development activities that contributed to quarterly average production of 63,989 boe per day. The Trust distributions were 72 per cent of cash flow from operating activities. The remaining 28 per cent was used to fund $44.5 million of the fourth quarter capital development program and make contributions to the reclamation fund. The fourth quarter was an active one for the Trust with the drilling of 77 gross wells on operated properties and new production coming on-stream in the Dawson area of British Columbia.

•        The Trust’s fourth quarter production was 63,989 boe per day, a slight increase from the fourth quarter of 2006 where production was 63,663. As compared to the third quarter of 2007, the Trust’s production increased five per cent or 2,881 boe per day. This was primarily as a result of approximately 350 boe per day from an acquisition that the Trust completed late in the third quarter of 2007 as well as new production in the Dawson area of British Columbia of approximately 1,400 boe per day.

•        The Trust spent $139.3 million on capital development activities and undeveloped land in the fourth quarter compared to $121.9 million in 2006. The Trust had a very active fourth quarter with the drilling of 77 gross wells (69 net wells) on operated properties with a 100 per cent success rate. The Trust expanded its inventory of undeveloped land acreage with the purchase of $42.6 million of land in the fourth quarter. The land acquired was in core areas where the Trust has identified strategic development opportunities.

•        The fourth quarter netback before hedging increased 17 per cent to $36.63 per boe as compared to $31.37 for the same period of 2006.  Record high oil prices, offset by increased royalties and operating costs lower gas prices contributed to the high netback recorded for the quarter.

•        Cash G&A expenses in the fourth quarter increased to $1.96 per boe as compared to $1.74 for the same period in 2006.  The majority of the increase is attributable to a larger whole unit plan payment made in October of 2007.

Fourth Quarter Financial and Operational Highlights
(CDN$ millions except per unit and per cent)	Q4 2007	Q4 2006	% Change
Production (boe/d)	63,989	63,663	1
Cash flow from operating activities	173.7	159.3	9
Per unit	$0.82	$0.77	(6)
Distributions	125.8	122.3	3
Per unit	$0.60	$0.60	—
Per cent of cash flow from operating activities	72	77	(6)
Net income	106.3	56.6	88
Per unit	$0.51	$0.28	82
Prices
WTI (US$/bbl)	90.63	60.22	50
USD/CAD exchange rate	1.02	0.87	17
Realized oil price (CDN $/bbl)	77.53	58.26	33
AECO gas monthly index (CDN $/mcf)	6.00	6.36	(6)
Realized gas price (CDN $/mcf)	6.32	6.99	(10)
Operating netback ($/boe)
Revenue, before hedging	57.42	49.94	15
Royalties	(10.46)	(8.80)	19
Transportation	(0.69)	(0.64)	8
Operating costs	(9.64)	(9.13)	6
Netback (before hedging)	36.63	31.37	17
Cash hedging gain (loss)	(0.20)	1.68	(112)
Netback (after hedging)	$36.43	$33.05	10
Capital expenditures	139.3	121.9	14
Capital funded with cash flow from operating activities (per cent)	32	28	14

Critical Accounting Estimates

The Trust has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

The Trust’s financial and operating results incorporate certain estimates including:

•        estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•        estimated capital expenditures on projects that are in progress;

•        estimated depletion, depreciation and accretion that are based on estimates of oil and gas reserves that the Trust expects to recover in the future;

•        estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•        estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•        estimated future recoverable value of property, plant and equipment and goodwill.

The Trust has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The ARC leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with the Trust’s environmental, health and safety policies.

Disclosure Controls and Procedures

As of December 31, 2007, an internal evaluation was carried out of the effectiveness of the Trust’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issues’ Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President Finance and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Trust files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by the Trust in the reports that it files or submits under the Exchange Act or under Canadian Securities legislation is accumulated and communicated to the Trust’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Controls over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Management has assessed the effectiveness of the company’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issues’ Annual and Interim Filings. The assessment was based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2007. The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, as reflected in their report for 2007.  No changes were made to our internal controls over financial reporting during the year ending December 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Financial Reporting Update

During 2007, the Trust completed the implementation of the new CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, and Section 3865, Hedges that deal with the presentation of equity, recognition, measurement, disclosure, and presentation of financial instruments, and comprehensive income.  As required by the new standards, adoption has been applied prospectively as at January 1, 2007 and prior periods have not been restated. The adoption of these standards has had no material impact on the Trust’s Net Income or Cash Flows. See notes 3 and 11 in the Notes to the Consolidated Financial Statements for further details.

Accounting Changes

Section 1506 permits voluntary changes in accounting policy only if they result in financial statements that provide more reliable and relevant information. Changes in policy are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in net income. In addition, disclosure is required for all future accounting changes when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

Future Accounting Changes

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation. These new standards will be effective on January 1, 2008.

Section 1535 specifies the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance. This Section is expected to have minimal impact on the Trust’s financial statements.

Sections 3862 and 3863 specify standards of presentation and enhanced disclosure on financial instruments. Increased disclosure will be required on the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  The new Section will be effective on January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Trust is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its Consolidated Financial Statements.

Update on Legislation Changes Impacting the Trust

Broad-based Federal Tax Reductions

On October 30, 2007 the Federal Government presented the fall economic statement that proposed significant reductions in corporate income tax rates from 22.1 per cent to 15 per cent. The reductions will be phased in between 2008 and 2012. In addition, the Government announced that it plans to collaborate with the provinces and territories to reach a 25 per cent combined federal-provincial-territorial statutory corporate income tax rate. The reduction in the federal rate will also reduce the SIFT tax rate to 28 per cent as compared to the rate of 31.5 per cent previously announced.

Alberta Government Royalty Regime

In September 2007, the Alberta Government announced the results of the royalty review that was performed by an independent panel and on October 25, 2007, the Alberta Government announced The New Royalty Framework, (“framework”), which will take effect on January 1, 2009 and is projected by the government to increase royalties by approximately $1.4 billion in 2010 or an increase of 20 per cent over revenue forecasts by the Alberta Government for that year. Subsequent to that time the Alberta Government has made some concessions to the proposed royalty increases and industry is still awaiting final legislation in order to fully assess the impact. Our understanding is that at current commodity prices the increases comprise an average 57 per cent increase in conventional oil royalties and a 10 per cent increase in gas royalties. The maximum royalty rates increasing from the current maximums of 30 per cent and 35 per cent for old and new tier rates respectively to rates that will range up to 50 per cent.

The framework proposes new, simplified royalty formulas for conventional oil and natural gas that will operate on sliding scales which are determined by commodity prices and well productivity. The formulas eliminate the conventional oil and natural gas tiers and several royalty exemption and relief programs.  Enhanced Oil Recovery and Innovative Energy Technology Program Royalty relief programs have been retained.

Based on our current estimates, the Trust expects that the total corporate royalties payable will increase by approximately 10 per cent in 2009. This estimate will vary based on prices, production decline of existing wells and performance and location of new wells drilled. The 10 per cent increase in royalties payable, which equates to approximately a two per cent increase in the Trust’s overall royalty rate, takes into account that greater than 37 per cent of the Trust’s forecast production is from outside the Province of Alberta. The royalty change in 2009 on a property by property basis is highly variable with decreased royalties on some properties, primarily shallow gas wells, and a doubling of royalties on Alberta high rate oil production properties. The New Alberta Royalty Framework will impact future drilling decisions in order for the Trust to maintain acceptable rates of return on its capital deployed. The Trust reviews all of its capital expenditures on a project by project basis; with higher royalties in the Province of Alberta, projects previously deemed economic may no longer meet the Trust’s investment objectives.

Federal Government’s Trust Tax Legislation

In 2007, the Federal Government introduced and passed into law Trust taxation that will result in a tax of 28 per cent (previously 31.5 per cent as discussed above) on all Trust distributions commencing January 1, 2011. Cash flow earned by the Trust and not distributed has always been and continues to form part of taxable income at the Trust level, which may result in cash taxes being paid if there are not sufficient tax pool claims and deductions obtained upon incurring capital expenditures or acquiring assets.

The Trust recorded a $35.6 million one time increase in earnings and a corresponding decrease to its future income tax liability as a result of timing differences within the Trust that have not been previously recognized as the Trust’s tax pools were in excess of the net book value of the Trust’s assets.  The initial recognition of $35.6 million comprises $24.7 million for pre-2007 generated temporary differences and $10.9 million for temporary differences relating to the current year.  This amount was recorded in the second quarter results and is reflected in the 2007 year-to-date results.

Management and the Board of Directors continue to review the impact of this tax on our business strategy and while there has not been a decision as to ARC’s future direction at this time we are of the opinion that the conversion from a trust to a corporation may be the most logical and tax efficient alternative for ARC unitholders. We expect future technical interpretations and details will further clarify the legislation. At the present time, ARC believes that if structural or other similar changes are not made, the after-tax distribution amount in 2011 to taxable Canadian investors will remain approximately the same, however, will decline for both tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) and foreign investors.

Climate Change Programs

On March 8, 2007, the Alberta government introduced legislation to reduce greenhouse gas emission intensity. Bill 3 states that facilities emitting more than 100,000 tonnes of greenhouse gases per year must reduce their emissions intensity by 12 per cent over the average emissions levels of 2003, 2004 and 2005; if they are not able to do so, these facilities are required to pay $15 per tonne for every tonne above the 12 per cent target, effective as of July 1,

2007. At this time, the Trust has determined that the impact of this legislation would be minimal based on ARC’s existing facilities ownership.

In April 2007, the Federal Government announced a new climate change plan that calls for greenhouse gas emissions to be reduced by 20 per cent below current levels by 2020. Firms may employ the following strategies to achieve the targets. They will be able to:

•                  make in-house reductions;

•                  take advantage of domestic emissions trading;

•                  purchase offsets;

•                  use the Clean Development Mechanism under the Kyoto Protocol; and,

•                  invest in a technology fund.

The Trust is waiting for additional information so as to fully assess what impact, if any, this new legislation will have on its operations.

On January 24, 2008 the Alberta Government announced their plan to reduce projected emissions in the province by 50 per cent under the new climate change plan by 2050. This will result in real reductions of 14 per cent below 2005 levels. The Alberta Government stated they will form a government-industry council to determine a go-forward plan for implementing technologies, which will significantly reduce greenhouse gas emissions by capturing air emissions from industrial sources and locking them permanently underground in deep rock formations.

In addition the plan calls for energy conservation by individuals and for increased investment in clean energy technologies and incentives for expanding the use of renewable and alternative energy sources such as bioenergy, wind, solar power, hydrogen and geothermal energy. Initiatives under this theme will account for 18 per cent of Alberta’s reductions. A detailed implementation plan will be developed and released in the spring of 2008.

United States Proposed Changes to Qualifying Dividends

A bill was introduced into United States Congress on March 23, 2007 that could deny qualified dividend income treatment to the distributions made by the Trust to its U.S. unitholders. The bill is in the first step of the legislative process and it is uncertain whether it will eventually be passed into law in its current form. If the bill is passed in its current form, distributions received by U.S. unitholders would no longer qualify for the 15 per cent qualified dividend tax rate.

2007 Review and 2008 Guidance

Following is a summary of the Trust’s 2008 Guidance issued by way of news release on November 7, 2007 (posted on www.sedar.com) and a review of 2007 actual results compared to 2007 Guidance:

	2007 Guidance(1)	Actual 2007	% Change	2008 Guidance
Production (boe/d)	63,000	62,723	—	63,000
Expenses ($/boe):
Operating costs	9.50	9.54	—	10.20
Transportation	0.70	0.72	3	0.80
G&A expenses (2)	2.25	2.15	(4)	2.55
Interest	1.70	1.61	(5)	1.90
Capital expenditures ($ millions)(3)	350	397	13	395
Weighted average trust units and units issuable (millions)	210	210	—	216

(1)	2007 Guidance shown is the revised amounts from the Trust’s third quarter MD&A.
(2)	G&A expenses originally split out non-cash expenses with a guidance estimate of $0.10 per boe compared to actual results of $0.14 per boe.
(3)	2008 Capital Expenditure Guidance was revised on January 8, 2008. The additional $40 million is earmarked for the Trust’s Montney resource play.

The 2008 Guidance is issued to provide unitholders with information as to management’s expectations for results of operations for 2008. Readers are cautioned that the 2008 Guidance may not be appropriate for other purposes.

Actual 2007 results were in line with 2007 guidance with only minor exceptions as follows:

•	Transportation costs were higher than guidance due to additional trucking costs incurred in the fourth quarter in the Saskatchewan areas.

•

Cash G&A expenses were lower than guidance due to higher operating recoveries attributed to high levels of capital and operating activity in the fourth quarter. This was offset by non-cash G&A expenses that were higher than guidance as a result of an increase in the Trust’s performance multiplier at year-end.

•

Interest expense was slightly lower than guidance due to the fact that the majority of the Trust’s debt is denominated in U.S. dollars. With the strengthening of the Canadian dollar throughout 2007, the Trust’s Canadian equivalent of U.S. dollar interest payments was reduced.

•

Capital expenditures exceeded guidance by $47 million, which comprised unbudgeted purchases of land in the Dawson area of British Columbia in the third and fourth quarters of 2007 for $71.3 million that were offset by cost savings of approximately $20 million on the Trust’s original 2007 capital budget amount.

2008 Operating Income Sensitivity

Below is a table that illustrates sensitivities to pre-hedged operating income items with operational changes and changes to the business environment:

	Impact on Annual Cash flow from operating activities (2)
Business Environment	Assumption	Change	$/Unit
Oil price (US$WTI/bbl) (1)	$85.00	$1.00	$0.04
Natural gas price (CDN $AECO/mcf) (1)	$6.50	$0.10	$0.03
USD/CAD exchange rate	1.03	$0.01	$0.05
Interest rate on debt	5.75%	1.0%	$0.02
Operational
Liquids production volume (bbl/d)	32,100	1.0%	$0.03
Gas production volumes (mmcf/d)	185.0	1.0%	$0.02
Operating expenses per boe	$10.20	1.0%	$0.01
Cash G&A expenses per boe	$2.55	10.0%	$0.03

(1)           Analysis does not include the effect of hedging contracts.

(2)           Assumes constant working capital.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements as to the Trust’s internal projections, expectations or beliefs relating to future events or future performance within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Securities Act (Ontario). In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions and, in particular, includes the material under the heading “2007 Review and 2008 Guidance”. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of ARC Energy Trust (“ARC” or “the Trust”). The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC’s oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2007, the continuation of ARC’s historical experience with expenses and production, changes in the capital expenditure budgets relating to undeveloped land or reserve acquisitions. and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in this MD&A, and related to management’s assumptions set forth herein, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted. Other than the 2008 Guidance which is updated and discussed quarterly, the Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities laws and regulations.

Additional Information

Additional information relating to ARC can be found on SEDAR at www.sedar.com.

ANNUAL HISTORICAL REVIEW

For the year ended December 31 (CDN $ millions, except per unit amounts)	2007	2006	2005	2004	2003
FINANCIAL
Revenue before royalties	1,251.6	1,230.5	1,165.2	901.8	743.2
Per unit (1)	5.95	6.02	6.10	4.85	4.80
Cash flow from operating activities (2)	704.9	734.0	616.7	446.4	405.3
Per unit — basic (1)	3.35	3.59	3.23	2.40	2.62
Per unit — diluted	3.35	3.58	3.20	2.38	2.54
Net income	495.3	460.1	356.9	241.7	284.6
Per unit — basic (3)	2.39	2.28	1.90	1.32	1.88
Per unit — diluted	2.39	2.27	1.88	1.31	1.82
Distributions	498.0	484.2	376.6	330.0	279.3
Per unit (4)	2.40	2.40	1.99	1.80	1.80
Total assets	3,533.0	3,479.0	3,251.2	2,305.0	2,281.8
Total liabilities	1,491.3	1,550.6	1,415.5	755.7	730.0
Net debt outstanding (5)	752.7	739.1	578.1	264.8	262.1
Weighted average trust units (millions) (6)	210.2	204.4	191.2	186.1	154.7
Trust units outstanding and issuable at period end (millions) (6)	213.2	207.2	202.0	188.8	182.8
CAPITAL EXPENDITURES
Geological and geophysical	14.9	11.4	9.2	5.4	5.7
Land	77.5	32.4	9.1	4.1	4.0
Drilling and completions	229.5	240.5	191.8	140.4	106.2
Plant and facilities	72.1	77.6	55.0	41.1	36.5
Other capital	3.2	2.6	3.7	2.8	3.4
Total capital expenditures	397.2	364.5	268.8	193.8	155.8
Property acquisitions (dispositions), net	42.5	115.2	91.3	(58.2)	(161.6)
Corporate acquisitions (7)	—	16.6	505.0	72.0	721.6
Total capital expenditures and net acquisitions	439.7	496.3	865.1	207.6	715.8
OPERATING
Production
Crude oil (bbl/d)	28,682	29,042	23,282	22,961	22,886
Natural gas (mmcf/d)	180.1	179.1	173.8	178.3	164.2
Natural gas liquids (bbl/d)	4,027	4,170	4,005	4,191	4,086
Total (boe per day 6:1)	62,723	63,056	56,254	56,870	54,335
Average prices
Crude oil ($/bbl)	69.24	65.26	61.11	47.03	36.90
Natural gas ($/mcf)	6.75	6.97	8.96	6.78	6.40
Natural gas liquids ($/bbl)	54.79	52.63	49.92	39.04	32.19
Oil equivalent ($/boe)	54.54	53.33	56.54	43.13	37.29
RESERVES
(company interest) (8)
Proved plus probable reserves
Crude oil and NGL (mbbl)	158,341	162,193	163,385	123,226	129,663
Natural gas (bcf)	768.2	743.6	741.7	724.5	720.2
Total (mboe)	286,370	286,125	286,997	243,974	249,704
TRUST UNIT TRADING (based on intra-day trading)
Unit prices
High	23.86	30.74	27.58	17.98	14.87
Low	18.90	19.20	16.55	13.50	10.89
Close	20.40	22.30	26.49	17.90	14.74
Average daily volume (thousands)	597	706	656	420	430

(1)	Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.
(2)	This is a GAAP measure and a change from the non-GAAP measure reported in prior quarters. Refer to non-GAAP section.
(3)	Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).
(4)	Based on number of trust units outstanding at each distribution date.
(5)	Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.
(6)	Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
(7)	Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.
(8)	Company interest reserves are the gross interest reserves plus the royalty interest prior to the deduction of royalty burdens.

QUARTERLY HISTORICAL REVIEW

(CDN $ millions, except per unit amounts)	2007				2006
FINANCIAL	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue before royalties	338.0	300.2	305.6	307.8	292.5	312.3	306.7	318.9
Per unit (1)	1.59	1.42	1.46	1.48	1.42	1.52	1.51	1.58
Cash flow from operating activities (2)	173.7	179.6	179.4	172.3	159.4	203.4	182.2	189.0
Per unit — basic (1)	0.82	0.85	0.86	0.83	0.77	0.99	0.89	0.93
Per unit — diluted	0.82	0.85	0.86	0.83	0.77	0.98	0.89	0.93
Net income	106.3	120.8	184.9	83.3	56.6	116.9	182.5	104.1
Per unit — basic (3)	0.51	0.58	0.90	0.41	0.28	0.58	0.91	0.52
Per unit — diluted	0.51	0.58	0.89	0.41	0.28	0.58	0.91	0.52
Distributions	125.8	125.0	124.1	123.1	122.3	121.4	120.6	119.9
Per unit (4)	0.60	0.60	0.60	0.60	0.60	0.60	0.60	0.60
Total assets	3,533.0	3,460.8	3,432.8	3,540.1	3,479.0	3,335.8	3,277.8	3,279.7
Total liabilities	1,491.3	1,421.4	1,415.3	1,526.6	1,550.6	1,371.3	1,339.9	1,434.1
Net debt outstanding (5)	752.7	699.8	653.9	729.7	739.1	579.7	567.4	598.9
Weighted average trust units (6)	212.5	210.9	209.5	207.9	206.5	205.1	203.7	202.5
Trust units outstanding and issuable (6)	213.2	211.7	210.2	208.7	207.2	205.7	204.4	203.1
CAPITAL EXPENDITURES
Geological and geophysical	3.0	2.9	4.1	4.9	3.7	2.2	2.8	2.7
Land	42.6	33.0	1.7	0.2	11.8	1.4	14.3	4.9
Drilling and completions	75.2	73.4	25.8	55.1	79.1	76.2	29.8	55.4
Plant and facilities	17.9	21.1	16.3	16.8	26.5	24.6	10.9	15.6
Other capital	0.6	1.5	0.6	0.5	0.8	0.5	0.8	0.5
Total capital expenditures	139.3	131.9	48.5	77.5	121.9	104.9	58.6	79.1
Property acquisitions (dispositions) net	5.0	27.3	10.0	0.2	76.4	8.4	2.8	27.6
Corporate acquisitions (7)	—	—	—	—	16.6	—	—	—
Total capital expenditures and net acquisitions	144.3	159.2	58.5	77.7	214.9	113.3	61.4	106.7
OPERATING Production
Crude oil (bbl/d)	28,682	28,437	28,099	29,520	29,605	29,108	27,805	29,651
Natural gas (mmcf/d)	187.4	173.3	176.7	183.0	179.5	173.4	178.5	185.0
Natural gas liquids (bbl/d)	4,067	3,795	4,088	4,161	4,144	4,166	4,247	4,120
Total (boe per day 6:1)	63,989	61,108	61,637	64,175	63,663	62,178	61,803	64,600
Average prices
Crude oil ($/bbl)	77.53	73.40	65.21	60.79	58.26	71.84	71.86	59.53
Natural gas ($/mcf)	6.32	5.52	7.38	7.75	6.99	6.10	6.35	8.40
Natural gas liquids ($/bbl)	62.75	55.64	52.76	48.04	46.51	56.60	54.44	52.91
Oil equivalent ($/boe)	57.26	53.28	54.37	53.18	49.82	54.45	54.42	54.74
TRUST UNIT TRADING (based on intra-day trading) Unit prices
High	21.55	22.60	23.86	23.02	29.22	30.74	28.61	27.51
Low	18.90	19.00	20.78	20.05	19.20	25.25	24.35	25.09
Close	20.40	21.17	21.74	21.25	22.30	27.21	28.00	27.36
Average daily volume (thousands)	624	503	599	658	1,125	614	548	546

(1)	Per unit amounts (with the exception of per unit distributions) are based on weighted average trust units outstanding plus trust units issuable for exchangeable shares.
(2)	This is a GAAP measure and a change from the non-GAAP measure reported in prior reports. Refer to non-GAAP section.
(3)	Net income per unit is based on net income after non-controlling interest divided by weighted average trust units outstanding (excluding trust units issuable for exchangeable shares).
(4)	Based on number of trust units outstanding at each distribution date.
(5)	Net debt excludes the current unrealized risk management contracts asset and liability and the current portion of future income taxes.
(6)	Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio.
(7)	Represents total consideration for the corporate acquisition including fees but prior to working capital, asset retirement obligation and future income tax liability assumed on acquisition.

CONSOLIDATED BALANCE SHEETS

As at December 31

(CDN$ millions)	2007	2006
ASSETS
Current assets
Cash	$7.0	$2.8
Accounts receivable	162.5	129.8
Prepaid expenses	15.0	18.4
Risk management contracts (Note 11)	13.1	25.7
Future income taxes (Note 13)	4.0	—
	201.6	176.7

Reclamation funds (Note 5)	26.1	30.9
Risk management contracts (Note 11)	4.7	—
Property, plant and equipment (Note 6)	3,143.0	3,093.8
Long-term investment (Note 7)	—	20.0
Goodwill	157.6	157.6
Total assets	$3,533.0	$3,479.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 8)	$180.6	$162.1
Distributions payable	42.1	40.9
Risk management contracts (Note 11)	57.6	34.4
	280.3	237.4

Risk management contracts (Note 11)	28.2	—
Long-term debt (Note 9)	714.5	687.1
Accrued long-term incentive compensation (Note 19)	12.1	14.6
Asset retirement obligations (Note 10)	140.0	177.3
Future income taxes (Note 13)	316.2	434.2
Total liabilities	1,491.3	1,550.6

COMMITMENTS AND CONTINGENCIES (Note 21)

NON-CONTROLLING INTEREST
Exchangeable shares (Note 14)	43.1	40.0

UNITHOLDERS’ EQUITY
Unitholders’ capital (Note 15)	2,465.7	2,349.2
Contributed surplus (Note 18)	1.7	2.4
Deficit (Note 16)	(465.9)	(463.2)
Accumulated other comprehensive loss (Notes 3 and 16)	(2.9)	—
Total unitholders’ equity	1,998.6	1,888.4
Total liabilities and unitholders’ equity	$3,533.0	$3,479.0

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the three and twelve months ended December 31

	Three months ended December 31		Twelve months ended December 31
(CDN$ millions, except per unit amounts)	2007	2006	2007	2006

REVENUES
Oil, natural gas, and natural gas liquids	$338.0	$292.5	$1,251.6	$1,230.5
Royalties	(61.6)	(51.5)	(219.4)	(222.3)
	276.4	241.0	1,032.2	1,008.2
(Loss) gain on risk management contracts (Note 11)
Realized	(1.2)	9.8	14.1	29.3
Unrealized	(47.9)	3.9	(55.9)	(4.6)
	227.3	254.7	990.4	1,032.9

EXPENSES
Transportation	4.0	3.8	16.4	14.5
Operating	56.7	53.5	218.4	195.4
General and administrative	15.0	10.1	49.1	47.1
Interest on long-term debt (Note 9)	9.2	8.7	36.9	31.8
Depletion, depreciation and accretion (Notes 6 and 10)	95.0	96.2	371.5	360.0
(Gain) loss on foreign exchange (Note 12)	(3.2)	21.2	(69.4)	4.2
	176.7	193.5	622.9	653.0

Gain on sale of investment (Note 7)	—	—	13.3	—
Capital and other taxes	—	—	—	(0.3)
Future income tax recovery (expense) (Note 13)	57.2	(3.7)	121.3	87.1
Net income before non-controlling interest	107.8	57.5	502.1	466.7
Non-controlling interest (Note 14)	(1.5)	(0.9)	(6.8)	(6.6)
Net income	$106.3	$56.6	$495.3	$460.1

Deficit, beginning of period	$(446.4)	$(397.5)	$(463.2)	$(439.1)
Distributions paid or declared (Note 17)	(125.8)	(122.3)	(498.0)	(484.2)
Deficit, end of period (Note 16)	$(465.9)	$(463.2)	$(465.9)	$(463.2)

Net income per unit (Note 20)
Basic	$0.51	$0.28	$2.39	$2.28
Diluted	$0.51	$0.27	$2.39	$2.27

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

For the three and twelve months ended December 31

	Three months ended		Twelve months ended
	December 31		December 31
($CDN millions)	2007	2006	2007	2006

Net income	$106.3	$56.6	$495.3	$460.1

Other comprehensive loss, net of tax
Loss on financial instruments designated as cash flow hedges (1)	(6.4)	—	(7.4)	—
Gains and losses on financial instruments designated as cash flow hedges in prior periods realized in net income in the current period (2)	(0.5)	—	(0.3)	—
Net unrealized gains (losses) on available-for-sale reclamation funds’ investments (3)	0.1	—	(0.1)	—
Other comprehensive loss	(6.8)	—	(7.8)	—
Comprehensive income	$99.5	$56.6	$487.5	$460.1

Accumulated other comprehensive income, beginning of period	3.9	—	—	—
Application of initial adoption	—	—	4.9
Other comprehensive loss	(6.8)	—	(7.8)	—
Accumulated other comprehensive loss, end of period (Note 16)	$(2.9)	—	$(2.9)	—

(1)                      Amounts are net of tax recovery of $2.4 million and $2.7 million, respectively, for the three and twelve months ended December 31, 2007.

(2)                      Amounts are net of tax liability of $0.2 and $0.1 million, respectively, for the three and twelve months ended December 31, 2007

(3)                      Nominal future income tax impact.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and twelve months ended December 31

	Three months ended December 31		Twelve months ended December 31
(CDN$ millions)	2007	2006	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$106.3	$56.6	$495.3	$460.1
Add items not involving cash:
Non-controlling interest (Note 14)	1.5	0.9	6.8	6.6
Future income tax (recovery) expense (Note 13)	(57.2)	3.7	(121.3)	(87.1)
Depletion, depreciation and accretion (Notes 6 and 10)	95.0	96.2	371.5	360.0
Non-cash loss (gain) on risk management contracts (Note 11)	47.9	(3.9)	55.9	4.6
Non-cash (gain) loss on foreign exchange (Note 12)	(3.1)	21.0	(69.6)	4.5
Non-cash trust unit incentive compensation (Notes 18 and 19)	3.6	(0.1)	3.5	11.9
Gain on sale of investment (Note 7)	—	—	(13.3)	—
Expenditures on site restoration and reclamation (Note 10)	(3.6)	(4.0)	(18.2)	(10.6)
Change in non-cash working capital	(16.7)	(11.1)	(5.7)	(16.0)
	173.7	159.3	704.9	734.0

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt under revolving credit facilities, net	99.1	167.1	104.2	162.7
Repayment of senior secured notes	(5.8)	(6.8)	(5.8)	(6.8)
Issue of trust units	0.8	2.2	3.7	14.4
Trust unit issue costs	—	(0.2)	—	(0.2)
Cash distributions paid (Note 17)	(99.1)	(95.7)	(388.4)	(389.6)
Payment of retention bonuses	—	—	(1.0)	(1.0)
Change in non-cash working capital	(0.9)	(2.7)	0.4	—
	(5.9)	63.9	(286.9)	(220.5)

CASH FLOWS FROM INVESTING ACTIVITIES
Corporate acquisitions, net of cash received (Note 4)	—	(16.6)	—	(16.6)
Acquisition of petroleum and natural gas properties	(5.1)	(76.6)	(43.7)	(117.4)
Proceeds on disposition of petroleum and natural gas properties	—	—	1.2	2.1
Capital expenditures	(138.9)	(121.8)	(396.5)	(362.7)
Long-term investment (Note 7)	—	—	33.3	(20.0)
Net reclamation fund withdrawals (contributions) (Note 5)	0.2	(1.9)	4.7	(7.4)
Change in non-cash working capital	(17.0)	(3.9)	(12.8)	11.3
	(160.8)	(220.8)	(413.8)	(510.7)
INCREASE IN CASH	7.0	2.4	4.2	2.8
CASH, BEGINNING OF PERIOD	—	0.4	2.8	—
CASH, END OF PERIOD	$7.0	$2.8	$7.0	$2.8

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(all tabular amounts in CDN$ millions, except per unit and volume amounts)

1.     STRUCTURE OF THE TRUST

ARC Energy Trust (the “Trust”) was formed on May 7, 1996 pursuant to a Trust indenture (the “Trust Indenture”) that has been amended from time to time, most recently on May 15, 2006.  Computershare Trust Company of Canada was appointed as Trustee under the Trust Indenture.  The beneficiaries of the Trust are the holders of the Trust units.

The Trust was created for the purposes of issuing Trust units to the public and investing the funds so raised to purchase a royalty in the properties of ARC Resources Ltd. (“ARC Resources”) and ARC Oil & Gas Fund (“ARC Oil & Gas”).  The Trust Indenture was amended on June 7, 1999 to convert the Trust from a closed-end to an open-ended investment Trust.  The current business of the Trust includes the investment in all types of energy business-related assets including, but not limited to, petroleum and natural gas-related assets, gathering, processing and transportation assets.  The operations of the Trust consist of the acquisition, development, exploitation and disposition of these assets and the distribution of the net cash proceeds from these activities to the unitholders.

2.     SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management following Canadian generally accepted accounting principles (“GAAP”).  The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting year.  Actual results could differ from those estimated.

In particular, the amounts recorded for depletion, depreciation and accretion of the petroleum and natural gas properties and for asset retirement obligations are based on estimates of reserves and future costs.  By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

Principles of Consolidation

The consolidated financial statements include the accounts of the Trust and its subsidiaries.  Any reference to “the Trust” throughout these consolidated financial statements refers to the Trust and its subsidiaries.  All inter-entity transactions have been eliminated.

Revenue Recognition

Revenue associated with the sale of crude oil, natural gas, and natural gas liquids (NGLs) owned by the Trust are recognized when title passes from the Trust to its customers.

Transportation

Costs paid by the Trust for the transportation of natural gas, crude oil and NGLs from the wellhead to the point of title transfer are recognized when the transportation is provided.

Joint Venture

The Trust conducts many of its oil and gas production activities through joint ventures and the financial statements reflect only the Trust’s proportionate interest in such activities.

Depletion and Depreciation

Depletion of petroleum and natural gas properties and depreciation of production equipment are calculated on the unit-of-production basis based on:

(a)          total estimated proved reserves calculated in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b)         total capitalized costs, excluding undeveloped lands, plus estimated future development costs of proved undeveloped reserves, including future estimated asset retirement costs; and

(c)          relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Unit Based Compensation

The Trust established a Trust Unit Incentive Rights Plan (the “Rights Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. The exercise price of the rights granted under the Plan may be reduced in future periods in accordance with the terms of the Plan. The Trust accounts for the rights using the fair value method, whereby the fair value of rights is determined on the date on which fair value can initially be determined. The fair value is then recorded as compensation expense over the period that the rights vest, with a corresponding increase to contributed surplus. When rights are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded to unitholders’ capital.

Whole Trust Unit Incentive Plan Compensation

The Trust has established a Whole Trust Unit Incentive Plan (the “Whole Unit Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of the Trust. Compensation expense associated with the Whole Unit Plan is granted in the form of Restricted Trust Units (“RTUs”) and Performance Trust Units (“PTUs”) and is determined based on the intrinsic value of the Whole Trust Units at each period end. The intrinsic valuation method is used as participants of the Whole Unit Plan receive a cash payment on a fixed vesting date. This valuation incorporates the period end Trust unit price, the number of RTUs and PTUs outstanding at each period end, and certain management estimates. As a result, large fluctuations, even recoveries, in compensation expense may occur due to changes in the underlying Trust unit price. In addition, compensation expense is amortized and recognized in earnings over the vesting period of the Whole Unit Plan with a corresponding increase or decrease in liabilities. Classification between accrued liabilities and other long-term liabilities is dependent on the expected payout date.

The Trust charges amounts relating to head office employees to general and administrative expense, amounts relating to field employees to operating expense and amounts relating to geologists and geophysicists to property, plant and equipment.

The Trust has not incorporated an estimated forfeiture rate for RTUs and PTUs that will not vest. Rather, the Trust accounts for actual forfeitures as they occur.

Cash Equivalents
Cash equivalents include short-term investments, such as money market deposits or similar type instruments, with an original maturity of three months or less when purchased.

Reclamation Funds

Reclamation funds hold investment grade assets and cash and cash equivalents. In accordance with Section 3855, investments are categorized as either held-to-maturity or available-for-sale assets, which are initially measured at fair value. Held-to-maturity investments are subsequently measured at amortized cost using the effective interest method. Available-for-sale investments are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax. Section 3855 became effective January 1, 2007 as described in Note 3.

Investments carried at amortized cost are subject to impairment losses in the event of a non-temporary decline in market value.

Property, Plant and Equipment (“PP&E”)

The Trust follows the full cost method of accounting. All costs of exploring, developing and acquiring petroleum and natural gas properties, including asset retirement costs, are capitalized and accumulated in one cost centre as all operations are in Canada. Maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the PP&E are capitalized. Gains and losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion by 20 per cent or more.

Impairment
The Trust places a limit on the aggregate carrying value of PP&E, which may be amortized against revenues of future periods.

Impairment is recognized if the carrying amount of the PP&E exceeds the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves. Cash flows are calculated based on third party quoted forward prices, adjusted for the Trust’s contract prices and quality differentials.

Upon recognition of impairment, the Trust would then measure the amount of impairment by comparing the carrying amounts of the PP&E to an amount equal to the estimated net present value of future cash flows from proved plus risked probable reserves. The Trust’s risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess carrying value above the net present value of the Trust’s future cash flows would be recorded as a permanent impairment and charged against net income.

The cost of unproved properties is excluded from the impairment test described above and subject to a separate impairment test. In the case of impairment, the book value of the impaired properties is moved to the petroleum and natural gas depletable base.

Goodwill

The Trust must record goodwill relating to a corporate acquisition when the total purchase price exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired company. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the consolidated Trust to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the consolidated trust over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs.

Goodwill is stated at cost less impairment and is not amortized.

Asset Retirement Obligations

The Trust recognizes an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. On a periodic basis, management will review these estimates and changes, if any, to the estimate will be applied on a prospective basis. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

Income Taxes

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust and the Trust’s corporate subsidiaries and their respective tax base, using substantively enacted future income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

Basic and Diluted per Trust Unit Calculations

Basic net income per unit is computed by dividing the net income by the weighted average number of trust units outstanding during the period. Diluted net income per unit amounts are calculated based on net income before non-controlling interest divided by dilutive trust units. Dilutive trust units are arrived at by taking weighted average trust units and trust units issuable on conversion of exchangeable shares, and giving effect to the potential dilution that would occur if rights were exercised at the beginning of the period. The treasury stock method assumes that proceeds received from the exercise of in-the-money rights and the unrecognized trust unit incentive compensation are used to repurchase units at the average market price.

Derivative Financial Instruments

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. A variety of derivative instruments are used by the Trust to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, and interest rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust’s contracts do not qualify or have not been designated as effective hedges for accounting purposes.

For transactions that do not qualify for hedge accounting, the Trust applies the fair value method of accounting by recording an asset or liability on the Consolidated Balance Sheet and recognizing changes in the fair value of the instruments in the statement of income for the current period.

For derivative instruments that do qualify as effective accounting hedges, policies and procedures are in place to ensure that the required documentation and approvals are in place. This documentation specifically ties the derivative financial instruments to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. When applicable, the Trust also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions. This would include linking the particular derivative to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. Where specific hedges are executed, the Trust assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item. For accounting treatment of gains on losses on derivative instruments that qualify as effective accounting hedges refer to Note 3 — Hedges.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the Consolidated Balance Sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in income in the period in which they arise.

Non-Controlling Interest

The Trust must record non-controlling interest when exchangeable shares issued by a subsidiary of the Trust are transferable to third parties. Non-controlling interest on the Consolidated Balance Sheet is recognized based on the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. Net income is reduced for the portion of earnings attributable to the non-controlling interest. As the exchangeable shares are converted to trust units, the non-controlling interest on the Consolidated Balance Sheet is reduced by the cumulative book value of the exchangeable shares and Unitholders’ capital is increased by the corresponding amount.

3.	NEW ACCOUNTING POLICIES

Effective January 1, 2007, the Trust adopted six new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments — Recognition and Measurement, Section 3861, Financial Instruments — Disclosure and Presentation, Section 3865, Hedges, Section 3251, Equity and Section 1506, Accounting Changes. These new accounting standards have been adopted prospectively and, accordingly, comparative amounts for prior periods have not been restated. The standards provide requirements for the recognition, measurement and disclosure of financial instruments, the use of hedge accounting and the presentation of equity.

Comprehensive Income

Section 1530 introduces Comprehensive Income, which consists of Net Income and Other Comprehensive Income (Loss) (“OCI”). Comprehensive Income includes changes in Unitholders’ Equity from transactions and other events with non-owner sources, and OCI includes unrealized gains and losses on financial assets classified as available-for-sale and changes in the fair value of the effective portion of cash flow hedging instruments that qualify for hedge accounting. These items are excluded from Net Income calculated in accordance with GAAP. The Consolidated Statements of Comprehensive Income includes Accumulated Other Comprehensive Income (Loss) (“AOCI”), and the changes in these items during the three and twelve month periods ended December 31, 2007. Cumulative changes in OCI are included in AOCI, which is presented as a new category within Unitholders’ Equity on the Consolidated Balance Sheet.

Financial Instruments — Recognition and Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under this standard, all financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

a.	Held-for-trading

Financial assets and liabilities designated as held-for-trading are subsequently measured at fair value with changes in those fair values recognized immediately in Net Income. With the exception of risk management contracts that qualify for hedge accounting, the Trust classifies all risk management contracts as held-for-trading. Cash is also classified as held-for-trading.

b.	Available-for-sale assets

Available-for-sale financial assets are subsequently measured at fair value with changes in fair value recognized in OCI, net of tax. Amounts recognized in OCI for available-for-sale financial assets are transferred to net income when the asset is derecognized or when there is an other than temporary asset impairment. A portion of the Trust’s reclamation fund is classified as available-for-sale financial assets.

c.

Held-to-maturity investments, loans and receivables and other financial liabilities.

Held-to-maturity investments, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest method.  The Trust classifies a portion of its reclamation fund investments to held-to-maturity, accounts receivables to loans and receivables, and accounts payable, distributions payable and long-term debt to other financial liabilities.

The Section allows an entity to designate any financial instrument as held-for-trading, which by characteristic and intended use may be classified under another category.  The Trust has chosen not to make any such designations.

Transaction costs are expensed as incurred for financial instruments excluding long-term debt. The Trust has elected to capitalize costs incurred relating to debt issuances and to amortize these costs over the term of the associated debt using the effective interest rate method.

The Trust has elected January 1, 2003 as the effective date to identify and measure embedded derivatives in financial and non-financial contracts that are not closely related to the host contracts.  No adjustments were required for embedded derivatives on adoption of this standard.

Financial Instruments — Disclosure and Presentation

Section 3861 establishes standards for enhancing financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. It establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. This section sets forth standards on the presentation and classification of financial instruments between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and liabilities are offset.  The standard outlines required disclosures surrounding factors that affect the amount, timing and certainty of an entity’s future cash flows relating to financial instruments. Disclosure of information about the nature and extent of an entity’s use of financial instruments, the business purposes they serve, the risks associated with them and management’s policies for controlling those risks are also required.

Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for fair value and cash flow hedges.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  The Trust has currently designated its financial electricity contracts and treasury rate lock contracts as effective cash flow hedges.   The Trust assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in cash flows of the hedged item.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in Net Income.  When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to Net Income during the periods when the variability in the cash flows of the hedged item affects Net Income.  Gains and losses on derivatives are reclassified immediately to Net Income when the hedged item is sold or early terminated.

When hedge accounting is applied to a derivative used to hedge an anticipated transaction and it is determined that the anticipated transaction will not occur within the originally specified time period, hedge accounting is discontinued and the unrealized gains and losses are reclassified from AOCI to Net Income.

Equity

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period.  This section specifies that changes in equity for the period arising from Net Income, OCI, other changes in deficit, changes in contributed surplus, and changes in unitholders’ capital must be presented separately.

Impact

As a result of these changes in accounting policies, on January 1, 2007 the Trust recorded $4.9 million to application of initial adoption in AOCI to reflect the opening fair value of its cash flow hedges, net of tax, which was previously not recorded on the consolidated financial statements.  The Trust has also recorded an increase of $7 million to its risk management asset and an increase of $2.1 million to its future income tax liability.

Accounting Changes

Section 1506 permits voluntary changes in accounting policy only if they result in financial statements that provide more reliable and relevant information.  Changes in policy are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.  Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in Net Income.  In addition, disclosure is required for all future accounting changes when an entity has not applied a new source of GAAP that has been issued but is not yet effective.

Future Accounting Changes

On December 1, 2006, the CICA issued three new accounting standards: Section 1535, Capital Disclosures, Section 3862, Financial Instruments — Disclosures, and Section 3863, Financial Instruments — Presentation.  These new standards will be effective on January 1, 2008.

Section 1535 specifies the disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and if it has not complied, the consequences of such non-compliance.  This Section is expected to have minimal impact on the Trust’s financial statements.

Sections 3862 and 3863 specify standards of presentation and enhanced disclosures on financial instruments.  These Sections will require the Trust to increase disclosure on the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs.  The new Section will be effective on January 1, 2009.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The Trust is currently evaluating the impact of the adoption of this new Section, however does not expect a material impact on its consolidated financial statements.

4.	CORPORATE ACQUISITIONS

On December 6, 2006 the Trust completed a minor corporate acquisition for net cash consideration of $16.6 million.  There was no goodwill recognized with this acquisition.  Substantially all of the consideration was applied against property, plant and equipment, with a nominal amount applied against working capital items.

5.	RECLAMATION FUNDS

	December 31, 2007		December 31, 2006
	Unrestricted	Restricted	Unrestricted	Restricted
Balance, beginning of period	$24.8	$6.1	$23.5	$—
Contributions	6.2	5.9	6.0	6.1
Reimbursed expenditures (1)	(17.5)	(0.6)	(5.7)	—
Interest earned on funds	1.1	0.3	1.0	—
Net unrealized losses on available-for-sale investments	(0.2)	—	—	—
Balance, end of period (2)	$14.4	$11.7	$24.8	$6.1

(1)	Amount differs from actual expenditures incurred by the Trust due to timing differences and discretionary reimbursements.
(2)	As at December 31, 2007 the unrestricted reclamation fund held $1.5 million in cash and cash equivalents ($15 million at December 31, 2006), with the balance held in investment grade assets.

An unrestricted reclamation fund was established to fund future asset retirement obligation costs.  In addition, the Trust has created a restricted reclamation fund associated with the Redwater property acquired in 2005.  Contributions to the restricted and unrestricted reclamation funds and interest earned on the balances have been deducted from the cash distributions to the unitholders.  The Board of Directors of ARC Resources has approved voluntary contributions to the unrestricted reclamation fund over a 20-year period that currently results in minimum annual contributions of $6 million ($6 million in 2006) based upon properties owned as at December 31, 2007.  Contributions to the restricted reclamation fund will vary over time and have been disclosed in Note 21.  Contributions for both funds are continually reassessed to ensure that the funds are sufficient to finance the majority of future abandonment obligations.  Interest earned on the funds is retained within the funds.

For the 12 months ended December 31, 2007 no amounts relating to available-for-sale reclamation fund assets were classified from accumulated other comprehensive loss into the statement of income.

6.     PROPERTY, PLANT AND EQUIPMENT

	2007	2006
Property, plant and equipment, at cost	$5,065.0	$4,655.3
Accumulated depletion and depreciation	(1,922.0)	(1,561.5)
Property, plant and equipment, net	$3,143.0	$3,093.8

The calculation of 2007 depletion and depreciation included an estimated $549 million ($547 million in 2006) for future development costs associated with proved undeveloped reserves and excluded $173.7 million ($108.9 million in 2006) for the book value of unproved properties.

The Trust performed a ceiling test calculation at December 31, 2007 to assess the recoverable value of property plant and equipment (PP&E).  Based on the calculation, the value of future net revenues from the Trust’s reserves exceeded the carrying value of the Trust’s PP&E at December 31, 2007.  The benchmark prices used in the calculation were as follows:

	WTI Oil	AECO Gas	USD/CAD
Year	($US/bbl)	(CDN$/mmbtu)	Exchange Rates
2008	92.00	6.75	1.00
2009	88.00	7.55	1.00
2010	84.00	7.60	1.00
2011	82.00	7.60	1.00
2012	82.00	7.60	1.00
2013	82.00	7.60	1.00
2014	82.00	7.80	1.00
2015	82.00	7.97	1.00
2016	82.02	8.14	1.00
2017	83.66	8.31	1.00
2018	85.33	8.48	1.00
Remainder (1)	2.0%	2.0%	1.00

(1)                      Percentage change represents the change in each year after 2018 to the end of the reserve life.

7.     LONG-TERM INVESTMENT

During the year the Trust sold its equity investment in a private oil sands company for proceeds of $33.3 million, resulting in a gain on sale of investment of $13.3 million.  The original investment was purchased in 2006 for $20 million.  The investment in the shares of the private company was considered to be a related party transaction due to common directorships of the Trust, the private company and the manager of a private equity fund that held shares in the private company. In addition, certain directors and officers of the Trust had minor direct and indirect shareholdings in the private company.

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
Trade accounts payable	$32.5	$39.0
Accrued liabilities	127.7	108.8
Current portion of accrued long-term incentive compensation	18.2	11.5
Interest payable	2.2	1.8
Retention bonuses	—	1.0
Total accounts payable and accrued liabilities	$180.6	$162.1

The current portion of accrued long-term incentive compensation represents the current portion of the Trust’s estimated liability for the Whole Unit Plan as at December 31, 2007 (see Note 19).  This amount is payable in 2008.

9.     LONG-TERM DEBT

	2007	2006
Revolving credit facilities
Syndicated credit facility — CDN denominated	$344.9	$196.6
Syndicated credit facility — US denominated	154.1	228.4
Working capital facility	—	1.1
Senior secured notes
5.42% USD Note	74.1	87.4
4.94% USD Note	17.8	28.0
4.62% USD Note	61.8	72.8
5.10% USD Note	61.8	72.8
Total long-term debt outstanding	$714.5	$687.1

Revolving Credit Facilities

During 2007, the Trust renewed its $800 million secured, annually extendible, financial covenant-based three year syndicated credit facility.  The revolving credit facility’s security is in the form of a floating charge on all lands and assignments and a negative pledge on petroleum and natural gas properties.  The Trust also has in place a $25 million demand working capital facility.

Borrowings under the credit facility bear interest at bank prime (six per cent at December 31, 2007 and December 31, 2006) or, at the Trust’s option, Canadian dollar bankers’ acceptances or U.S. dollar LIBOR loans, plus a stamping fee.  At the option of the Trust, the lenders will review the credit facility each year and determine whether they will extend the revolving period for another year.  In the event that the credit facility is not extended at anytime before the maturity date, the loan balance will become repayable on the maturity date.  The maturity date of the current credit facility is April 15, 2010.  All drawings under the facility are subject to stamping fees that vary between 60 bps and 110 bps depending on certain consolidated financial ratios.

The working capital facility allows for maximum borrowings of $25 million and is due and payable immediately upon demand by the bank.  The facility is secured and is subject to the same covenants as the syndicated credit facility.

5.42 Per Cent and 4.94 Per Cent Senior Secured USD Notes

These senior secured notes were issued in two separate issues pursuant to an Uncommitted Master Shelf Agreement.  The US$18 million senior secured notes were issued in 2002, bear interest at 4.94 per cent, have a remaining final term of 2.8 years (remaining average term of 1.8 years) and require equal principal repayments of US$6 million over a three year period commencing in 2008.  The US$75 million senior secured notes were issued in 2005, bear interest at 5.42 per cent, have a remaining final term of 10 years (remaining weighted average term of 6.6 years) and require equal principal repayments over an eight year period commencing in 2010.

4.62 Per Cent and 5.10 Per Cent Senior Secured USD Notes

These notes were issued on April 27, 2004 via a private placement in two tranches of US$62.5 million each. The first tranche of US$62.5 million bears interest at 4.62 per cent and has a remaining final term of 6.3 years (remaining weighted average term of 3.9 years) and require equal principal repayments over a six year period commencing 2009. Immediately following the issuance, the Trust entered into interest rate swap contracts that changed the interest rate from fixed to floating (see Note 11).  The second tranche of US$62.5 million bears interest at 5.10 per cent and has a remaining final term of 8.3 years (remaining weighted average term of 6.4 years). Repayments of the notes will occur over a five year period commencing in 2012.

Debt Covenants

The following are the significant financial covenants governing the revolving credit facilities:

•                  Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items and interest expense;

•                  Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items and interest expense; and

•                  Long-term debt and letters of credit not to exceed 50 per cent of unitholders’ equity and long-term debt, letters of credit, and subordinated debt.

In the event that the Trust enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of the Trust’s assets, the ratios in the first two covenants above are increased to 3.5 and 5.5 times respectively, while the third covenant is increased to 55 per cent for the subsequent six month period.  As at December 31, 2007, the Trust had $4.8 million in letters of credit ($4.7 million in 2006), no subordinated debt, and was in compliance with all covenants.

The payment of principal and interest are allowable deductions in the calculation of cash available for distribution to unitholders and rank ahead of cash distributions payable to unitholders.  Should the properties securing this debt generate insufficient revenue to repay the outstanding balances, the unitholders have no direct liability.

During 2007, the weighted-average effective interest rate under the credit facility was 5.5 per cent (5.3 per cent in 2006).

Amounts due under the working capital facility and the senior secured notes in the next 12 months have not been included in current liabilities as management has the ability and intent to refinance this amount through the syndicated credit facility.

Interest paid during 2007 was $1.8 million less than interest expense.  The difference between interest paid and interest expense in 2006 was nominal.

10.  ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $140 million as at December 31, 2007 ($177.3 million in 2006) based on a total future undiscounted liability of $1.29 billion ($1.04 billion in 2006).  At December 31, 2007 management estimates that these payments are expected to be made over the next 51 years with the bulk of payments being made in years 2048 to 2058.  At December 31, 2006 management had estimated that the expenditures would be made over 61 years with the bulk of payments being made in years 2017 to 2021 and 2057 to 2067.  The Trust’s weighted average credit adjusted risk free rate of 6.6 per cent (6.5 per cent in 2006) and an inflation rate of 2.0 per cent (2.0 per cent in 2006) were used to calculate the present value of the asset retirement obligations.  During the year, no gains or losses were recognized on settlements of asset retirement obligations.

The following table reconciles the Trust’s asset retirement obligations:

	2007	2006
Balance, beginning of year	$177.3	$165.1
Increase in liabilities relating to corporate acquisitions	—	4.9
Increase in liabilities relating to development activities	3.8	2.8
(Decrease) increase in liabilities relating to change in estimate	(34.4)	4.0
Settlement of liabilities during the year	(18.2)	(10.6)
Accretion expense	11.5	11.1
Balance, end of year	$140.0	$177.3

11.  FINANCIAL INSTRUMENTS

The Trust is exposed to a number of financial risks that are part of its normal course of business. The Trust has a risk management program in place that includes financial instruments as disclosed in this note. ARC’s risk management program is overseen by an experienced risk management committee based on guidelines approved by the board of directors. The objective of the risk management program is to mitigate the Trust’s exposure to the following financial risks:

Commodity Price Risks

The Trust’s operational results and financial condition, and therefore the amount of distributions paid to unitholders, are dependent on the commodity prices received for oil and natural gas production and the price paid for electricity. Commodity prices have fluctuated widely during recent years and are determined by weather, economic and, in the case of oil prices, geopolitical factors.  Any movement in commodity prices could have an effect on the Trust’s financial condition and therefore on the distributions to unitholders. ARC manages the risks associated with changes in commodity prices by entering into risk management contracts.

Variations in Interest Rates

The Trust has both fixed and variable interest debt. Changes in interest rates could result in a significant increase or decrease in the amount the Trust pays to service variable interest debt, potentially impacting distributions to unitholders. Changes in interest rates could also result in fair value risk on the Trust’s senior secured notes. This risk is mitigated due to the fact that the Trust does not intend to settle its fixed rate debt prior to maturity. ARC manages the risk associated with changes in interest rates by entering into financial swaps in order to lock in favorable fixed or floating rates.

Variations in Foreign Exchange Rates

World commodity prices are quoted in U.S. dollars, therefore the price received by Canadian producers is affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. Variations in the exchange rate of the Canadian dollar could have significant positive or negative impact on distributions to unitholders. ARC has initiated certain risk management contracts to mitigate these risks.

Credit Risk

The Trust is exposed to credit risk with respect to its accounts receivable and risk management contracts. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks.  The Trust manages this credit risk by entering into sales contracts with only established entities and reviewing its exposure to individual entities on a regular basis.  The Trust minimizes credit risk on risk management contracts by entering into agreements with counterparties that are of investment grade.

The Trust has a legal right to offset asset and liability positions with some of its counterparties.  In situations where there is a legal right to offset, balances are still shown gross on the Consolidated Balance Sheet as it is not the Trust’s intention to net settle.  Only in situations of credit default would these asset and liability positions be shown net on the Consolidated Balance Sheet.

Maximum credit risk is calculated as the total positive value of accounts receivable and risk management contracts at the balance sheet date less any liability amounts where there is a legal right to offset, to the extent that there are positive value accounts receivable or risk management contracts with the same counterparty. The following table details the Trust’s maximum credit risk as at December 31:

	2007	2006
Trade Accounts Receivable	$159.5	$129.8
Risk Management Contracts	6.8	21.9
Maximum Credit Exposure	$166.3	$151.7

While the Trust is exposed to the above credit losses due to the potential non-performance of its counterparties, the Trust considers the risk of this remote.

Financial Instruments

Financial Instruments of the Trust carried on the Consolidated Balance Sheet are carried at cost with the exception of reclamation fund assets classified as available-for-sale and risk management contracts, which are carried at fair value.  Except for those items noted in the table below there were no significant differences between the carrying value of financial instruments and their estimated fair values, at December 31:

	Carrying Value		Fair Value
	2007	2006	2007	2006
Reclamation Fund Assets classified as available-for-sale (1)	$8.1	$5.2	$8.1	$5.2
Reclamation Fund Assets classified as held-to-maturity (1)	18.0	25.7	17.8	27.7
Senior secured notes (2)	215.5	261.0	226.1	257.0

(1)                      Fair value obtained from third parties, determined directly by reference to quoted market prices.

(2)                      Fair Value calculated as the present value of future principal and interest payments discounted at the Trust’s credit adjusted risk free rate.

Risk Management Contracts

The Trust uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange, interest rates and power. The Trust considers all of these transactions to be effective economic hedges, however, the majority of the Trust’s contracts do not qualify as effective hedges for accounting purposes.

Following is a summary of all risk management contracts in place as at December 31, 2007 that do not qualify for hedge accounting:

Financial WTI Crude Oil Contracts

		Volume	Bought Put	Sold Put	Sold Call	Bought Call
Term	Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl	US$/bbl
Jan 08 — Mar 08	Collar	2,000	92.50	—	110.00	—
Jan 08 — Mar 08	Collar	2,000	92.50	—	105.00	—
Jan 08 — Mar 08	Covered Collar	2,000	90.00	—	105.00	120.00
Jan 08 — Mar 08	Bought Put	500	84.00	—	—	—
Jan 08 — Mar 08	3 - Way Collar	1,000	84.00	69.00	105.00	—
Jan 08 — Mar 08	Put Spread	500	83.00	68.00	—	—
Jan 08 — Mar 08	3 - Way Collar	1,000	79.00	66.00	105.00	—
Jan 08 — Jun 08	3 - Way Collar	1,000	65.00	52.50	82.50	—
Jan 08 — Jun 08	3 - Way Collar	1,000	65.00	52.50	85.00	—
Jan 08 — Jun 08	Collar	1,000	65.00	—	85.00	—
Jan 08 — Dec 08	3 - Way Collar	1,000	70.00	55.00	90.00	—
Jan 08 — Dec 08	3 - Way Collar	1,000	67.50	52.50	85.00	—
Jan 08 — Dec 08	Collar	1,000	67.50	—	85.00	—
Jan 08 — Dec 08	3 - Way Collar	2,000	61.50	50.00	85.00	—
Jan 08 — Dec 08	3 - Way Collar	1,000	61.30	50.00	85.00	—
Jan 08 — Dec 08	3 - Way Collar	2,000	61.00	50.00	85.00	—
Apr 08 — Jun 08	Collar	2,000	90.00	—	110.00	—
Apr 08 — Jun 08	Put Spread	500	85.00	70.00	—	—
Apr 08 — Jun 08	Put Spread	500	85.00	69.00	—	—
Apr 08 — Jun 08	Put Spread	500	84.00	68.00	—	—
Apr 08 — Jun 08	Put Spread	1,000	79.00	66.00	—	—
Jul 08 — Dec 08	Collar	2,000	85.00	—	107.50	—
Jan 09 — Dec 09	3 - Way Collar	5,000	55.00	40.00	90.00	—

        Financial AECO Natural Gas Option Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	GJ/d	CDN$/GJ	CDN$/GJ	CDN$/GJ
Apr 08 — Oct 08	Collar	10,000	7.00	—	9.00
Apr 08 — Oct 08	3 - Way Collar	10,000	7.00	5.75	9.00

Financial NYMEX Natural Gas Contracts

		Volume	Bought Put	Sold Put	Sold Call
Term	Contract	mmbtu/d	US$/mmbtu	US$/mmbtu	US$/mmbtu
Jan 08 — Mar 08	3 - Way Collar	10,000	9.25	6.25	10.00
Jan 08 — Mar 08	Collar	20,000	8.50	—	10.00
Jan 08 — Mar 08	Collar	5,000	7.85	—	9.40
Jan 08 — Mar 08	Collar	5,000	8.25	—	9.25
Jan 08 — Mar 08	Collar	5,000	8.00	—	9.00
Apr 08 — Oct 08	3 - Way Collar	10,000	8.00	6.00	9.60
Apr 08 — Oct 08	3 - Way Collar	10,000	7.80	6.20	9.50
Nov 08 — Mar 09	Collar	20,000	8.50	—	11.00

Financial Basis Swap Contract: receive NYMEX (Last 3 Day); pay AECO (Monthly)

		Volume	Basis Swap
Term	Contract	mmbtu/d	US$/mmbtu
Jan 08 — Oct 08	Basis Swap	50,000	(1.1930)
Nov 08 — Oct 10	Basis Swap	50,000	(1.0430)

        Energy Equivalent Swap

Term	Contract	Volume	Swap
Financial WTI Crude Oil Purchase Contract
Apr 08 — Oct 08	Swap	1,000 bbl/d	73.95 CDN$/bbl

Financial AECO Natural Gas Sales Contract
Apr 08 — Oct 08	Swap	10,000 GJ/d	7.10 CDN$/GJ

                Financial Foreign Exchange Contracts

		Notional
		Volume	Swap	Swap	Bought Put	Sold Put
Term	Contract	MM US$	CDN$/US$	US$/CDN$	CDN$/US$	CDN$/US$
USD Option Contracts
Jan 08 — Dec 08	Put Spread	12.0	—	—	1.0750	1.0300

                USD Long-term Principal Debt Repayment Contracts

		Notional
		Volume	Swap	Swap	Bought Call	Sold Put
Settlement Date	Contract	MM US$	CDN$/US$	US$/CDN$	CDN$/US$	CDN$/US$
December 17, 2012	Forward	9.38	0.9324	(1.0725)	—	—
April 27, 2013	Forward	10.42	0.9454	(1.0578)	—	—
April 27, 2013	Forward	12.50	0.9430	(1.0604)	—	—
December 15, 2013	Forward	9.38	0.9520	(1.0504)	—	—
April 27, 2014	Forward	10.42	0.9743	(1.0264)	—	—
April 27, 2014	Forward	12.50	0.9615	(1.0400)	—	—
December 15, 2014	Forward	9.38	0.9825	(1.0178)	—	—
April 27, 2015	Forward	12.50	0.9825	(1.0178)	—	—
December 15, 2015	Forward	9.40	0.9980	(1.0020)	—	—
April 27, 2016	Forward	12.50	1.0180	(0.9823)	—	—
December 15, 2017	Forward	9.40	1.0184	(0.9819)	—	—
December 15, 2016	Collar	9.40	—	—	1.0600	1.0000

                Financial Interest Rate Contracts (1) (2)

		Principal	Fixed Annual	Spread on
Term	Contract	MM US$	Rate (%)	3 Mo. LIBOR
Jan 08 — Apr 14	Swap	30.5	4.62	38 bps
Jan 08 — Apr 14	Swap	32.0	4.62	(25.5 bps)

(1)

Starting in 2009, the notional amount of the contracts decreases annually until 2014. The Trust pays the floating interest rate based on a three month LIBOR plus a spread and receives the fixed interest rate.

(2)	Starting in 2009 a mutual put exists where both parties have the right to call on the other party to pay the then current mark-to-market value of the contract.

                                                Following is a summary of all risk management contracts in place as at December 31, 2007 that qualify for hedge accounting:

                Financial Electricity Contracts (3) (4)

		Volume	Swap
Term	Contract	MWh	CDN$/MWh
Jan 08 — Dec 08	Swap	15.0	60.17
Jan 09 — Dec 09	Swap	15.0	59.33
Jan 10 — Dec 10	Swap	5.0	63.00

(3)	Contracted volume is based on a 24/7 term.
(4)	Includes margin provision on 5 MWh per year if contract value exceeds $30M. If exercised a letter of credit would be issued for values in excess of $30 million.

                USD Note Treasury Rate Locks

	Principal	Interest
Settlement Date	MM US$	Rate (%)
February 15, 2008	125.0	4.8082	(5)

(5)	Rate is based on 10 year US Treasury Bond

                                                During the year the Trust entered into treasury rate lock contracts in order to manage the Trust’s interest rate exposure on future debt issuances.  These contracts have been designated as effective accounting hedges on their respective contract dates and hedge accounting has been applied.  The unrealized fair value loss on these contracts of $7.4 million has been recorded on the Consolidated Balance Sheet at December 31, 2007 with the movement in the fair value recorded in OCI, net of tax.  Ineffectiveness as at December 31, 2007 is nominal and was calculated by considering the present value of future cash flows on the original treasury rate lock contract and the rate effective on the contract at December 31, 2007.   The maximum expected term for which the Trust is hedging its interest rate risk exposure is 10 years, which is the expected term of the future debt issuance. It is expected that a $0.8 million fair value loss will be reclassified to Net Income within the next 12 months.

                                                The Trust’s fixed price electricity contracts are intended to manage price risk on electricity consumption.  All fixed price electricity contracts were designated as effective accounting hedges on their respective contract dates. A realized loss of $0.1 million and gain of $0.4 million for the three months and twelve months ended December 31, 2007 respectively (gain of $2.4 million and $3.4 million respectively in 2006) on the electricity contracts has been included in operating costs. The unrealized fair value gain on the electricity contracts of $4 million has been recorded on the Consolidated Balance Sheet at December 31, 2007 with the movement in fair value recorded in OCI, net of tax. The fair value movement as at December 31, 2007 amounts to an unrealized loss of $3 million.  $1.9 million of this gain is expected to be recognized in income over the next 12 months.

                                                The Trust has entered into interest rate swap contracts to manage the Company’s interest rate exposure on debt instruments. Prior to 2007, these contracts were designated as effective accounting hedges on the contract date.  At January 1, 2007 the Trust elected to cease applying hedge accounting to these contracts.

                                                The following table reconciles the movement in the fair value of the Trust’s financial risk management contracts that have not been designated as effective accounting hedges:

	December 31, 2007	December 31, 2006
Fair value, beginning of year (1)	$(8.7)	$(4.1)
Fair value, end of year (1) (2)	(64.6)	(8.7)
Change in fair value of contracts in the year	(55.9)	(4.6)
Realized gains in the year	14.1	29.3
(Loss) gain on risk management contracts (1)	$(41.8)	$24.7

(1)

For 2007 the fixed price electricity and treasury rate lock contracts that were accounted for as effective accounting hedges were excluded. For 2006 the fixed price electricity contract and interest rate swap contracts that were accounted for as effective accounting hedges were excluded.

(2)	Intrinsic value of risk management contracts not designated as effective accounting hedges equals a loss of $47.6 million at December 31, 2007 ($5.3 million loss in 2006).

                                                The following table reconciles the movement in the fair value of the Trust’s financial electricity and treasury rate lock contracts that have been designated as effective accounting hedges:

	December 31, 2007	December 31, 2006
Fair value, beginning of year	$7.0	$(0.2)
Fair value, end of year	(3.4)	7.0
Change in fair value of contracts in the year (3)	$(10.4)	$7.2

(3)	In 2006 fair value amounts relating to risk management contracts that qualified for hedge accounting were not recorded on the Consolidated Balance Sheet.

                                                At December 31, 2007, the fair value of the contracts that were not designated as accounting hedges was a loss of $64.6 million.  The Trust recorded a loss on risk management contracts of $41.8 million in the Statement of Income for the year ended 2007 ($24.7 million gain in 2006).  This amount includes the realized and unrealized gains and losses on risk management contracts that do not qualify as effective accounting hedges.

                                                The fair values of all risk management contracts are determined using published price quotations in an active market through a valuation model.  Significant inputs into this model include forward curves on commodity prices, interest rates and foreign exchange rates.

12.                               GAIN (LOSS) ON FOREIGN EXCHANGE

                                                The following is a summary of the total gain (loss) US$ denominated transactions:

	2007	2006
Unrealized gain (loss) on US$ denominated debt	$64.6	$(7.1)
Realized gain on US$ denominated debt repayments	5.0	2.6
Total non-cash gain (loss) on US$ denominated transactions	69.6	(4.5)
Realized cash (loss) gain on US$ denominated transactions	(0.2)	0.3
Total foreign exchange gain (loss)	$69.4	$(4.2)

13.                               INCOME TAXES

                                                In 2007, Income Trust tax legislation was passed resulting in a two-tiered tax structure subjecting distributions to the federal corporate income tax rate plus a deemed 13 per cent provincial income tax at the Trust level commencing in 2011.  Currently, distributions paid to unitholders, other than returns of capital, are claimed as a deduction by the Trust in arriving at taxable income whereby tax is eliminated at the Trust level and is paid by the unitholders.  As a result, the future tax position of the Trust, the parent entity, is now required to be reflected in the consolidated future income tax calculation. The Trust recorded a $24.7 million one time increase in earnings and a corresponding decrease to its future income tax liability as a result of timing differences within the Trust that had not been previously recognized.

                                                On October 30, 2007, the Finance Minister announced a reduction of the corporate income tax rate from 22.1 per cent to 15 percent by 2012.  The reductions will be phased in between 2008 and 2012. Legislation enacting the measures received Royal Assent on December 14, 2007.  The reduction in the general corporate tax rate will also apply to the taxation of Income Trusts, reducing the combined federal and deemed Provincial tax rate for distributions to 28 per cent in 2012.

                                                The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before future income tax recovery as follows:

	2007	2006
Income before future income tax recovery	$380.8	$379.6
Canadian statutory rate (1)	34.3%	34.5%
Expected income tax expense at statutory rates	130.6	130.9
Effect on income tax of:
Net income of the Trust	(163.6)	(138.0)
Effect of change in corporate tax rate	(41.3)	(62.2)
Initial recognition of Trust tax pools	(24.7)	—
Unrealized (gain) loss on foreign exchange	(10.4)	1.2
Change in estimated pool balances	(7.0)	(10.0)
Non-taxable portion of gains/losses	(2.1)	—
Resource allowance	—	(10.7)
Non-deductible crown charges	—	1.2
Other non-deductible items	(2.8)	0.5
Future income tax recovery	$(121.3)	$(87.1)

(1)	The statutory rate consists of the combined Trust and Trust’s subsidiaries statutory tax rate

                                                The net future income tax liability comprises the following:

	2007	2006
Future tax liabilities:
Capital assets in excess of tax value	$371.6	$509.8
Long-term debt	11.9	4.0
Future tax assets:
Asset retirement obligations	(36.1)	(52.1)
Risk management contracts	(16.7)	(2.5)
Accrued long-term incentive compensation	(7.8)	(7.7)
Non-capital losses	(3.8)	(5.3)
Attributed Canadian royalty income	(4.6)	(10.4)
Cumulative eligible capital and deductible share issue costs	(1.6)	(1.6)
Other comprehensive loss	(0.7)	—
Net future income tax liability	$312.2	$434.2
Current portion of net future income tax liability	$(4.0)	$—
Long-term portion of net future income tax liability	$316.2	$434.2

                                                The petroleum and natural gas properties and facilities owned by the Trust have an approximate tax basis of $1.84 billion ($1.58 billion in 2006) available for future use as deductions from taxable income.  Included in this tax basis are estimated non-capital loss carry forwards of $13.8 million ($18.2 million in 2006) that expire in the years 2010 through 2026.  The following is a summary of the estimated Trust’s tax pools:

                                                The 2006 comparative tax pools have been restated to include the tax pools of the Trust and of the Trust’s subsidiaries.  The 2006 tax pools disclosed in the prior year for the Trust’s subsidiaries were $1.03 billion. In addition, the Trust itself had an approximate tax basis of $545.1 million as at December 31, 2006.

	2007	2006
Canadian oil and gas property expenses	$816.5	$734.0
Canadian development expenses	326.1	285.9
Canadian exploration expenses	52.5	27.7
Undepreciated capital cost	460.2	389.0
Non-capital losses	13.8	18.2
Provincial tax pools	161.1	104.5
Other	10.3	16.8
Estimated tax basis	$1,840.5	$1,576.1

                                                No current income taxes were paid or payable in both 2007 and 2006.

14.                               EXCHANGEABLE SHARES

                                                The ARC Resources exchangeable shares (“ARL Exchangeable Shares”) were issued on January 31, 2001 at $11.36 per exchangeable share as partial consideration for the Startech Energy Inc. acquisition.  The issue price of the exchangeable shares was determined based on the weighted average trading price of Trust units preceding the date of announcement of the acquisition.  The ARL Exchangeable Shares had an exchange ratio of 1:1 at the time of issuance.

                                                The Trust is authorized to issue an unlimited number of ARL Exchangeable Shares which can be converted (at the option of the holder) into Trust units at any time.  The number of Trust units issuable upon conversion is based upon the exchange ratio in effect at the conversion date.  The exchange ratio is calculated monthly based on the cash distribution paid divided by the ten day weighted average unit price preceding the record date and multiplied by the opening exchange ratio.  The exchangeable shares are not eligible for distributions and, in the event that they are not exchanged, any outstanding shares are redeemable by the Trust for Trust units on August 28, 2012. The ARL Exchangeable Shares are publicly traded.

ARL EXCHANGEABLE SHARES (thousands)	2007	2006
Balance, beginning of year	1,433	1,595
Exchanged for Trust units	(123)	(162)
Balance, end of year	1,310	1,433
Exchange ratio, end of year	2.24976	2.01251
Trust units issuable upon conversion, end of year	2,947	2,884

                                                The non-controlling interest on the consolidated balance sheet consists of the fair value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest.  The net income attributable to the non-controlling interest on the Consolidated Statement of Income represents the cumulative share of net income attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total Trust units issued and issuable at each period end.

                                                Following is a summary of the non-controlling interest for 2007 and 2006:

	2007	2006
Non-controlling interest, beginning of year	$40.0	$37.5
Reduction of book value for conversion to Trust units	(3.7)	(4.1)
Current year net income attributable to non-controlling interest	6.8	6.6
Non-controlling interest, end of year	$43.1	$40.0
Accumulated earnings attributable to non-controlling interest	$34.1	$27.3

15.                               UNITHOLDERS’ CAPITAL

                                                The Trust is authorized to issue 650 million Trust units of which 210.2 million units were issued and outstanding as at December 31, 2007 (204.3 million as at December 31, 2006).

                                                The Trust has in place a Distribution Reinvestment and Optional Cash Payment Program (“DRIP”) in conjunction with the Trust’s transfer agent to provide the option for unitholders to reinvest cash distributions into additional

                                                Trust units issued from treasury at a five per cent discount to the prevailing market price with no additional fees or commissions.

                                                The Trust is an open ended mutual fund under which unitholders have the right to request redemption directly from the Trust. Trust units tendered by holders are subject to redemption under certain terms and conditions including the determination of the redemption price at the lower of the closing market price on the date units are tendered or 90 per cent of the weighted average trading price for the 10 day trading period commencing on the tender date.  Cash payments for trust units tendered for redemption are limited to $100,000 per month with redemption requests in excess of this amount eligible to receive a note from ARC Resources Ltd. accruing interest at 4.5 per cent and repayable within 20 years.

	2007		2006
	Number of		Number of
	Trust Units		Trust Units
	(thousands)	$	(thousands)	$
Balance, beginning of year	204,289	2,349.2	199,104	2,230.8
Issued for cash	—	—	1	—
Issued on conversion of ARL exchangeable shares (Note 14)	261	3.7	310	4.1
Issued on exercise of employee rights (Note 18)	131	2.1	978	18.4
Distribution reinvestment program	5,551	110.7	3,896	96.1
Trust unit issue costs	—	—	—	(0.2)
Balance, end of year	210,232	2,465.7	204,289	2,349.2

16.                               DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                The deficit balance is composed of the following items:

	2007	2006
Accumulated earnings	$2,191.1	$1,695.8
Accumulated distributions	(2,657.0)	(2,159.0)
Deficit	$(465.9)	$(463.2)
Accumulated other comprehensive loss	(2.9)	—
Deficit and accumulated other comprehensive loss	$(468.8)	$(463.2)

The accumulated other comprehensive loss balance is composed of the following items:

	2007	2006
Unrealized losses on financial instruments designated as cash flow hedges	$(2.8)	—
Net unrealized losses on available-for-sale reclamation funds’ investments	(0.1)	—
Accumulated other comprehensive loss, end of year	$(2.9)	$—

17.                               RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES AND DISTRIBUTIONS

                                                Distributions are calculated in accordance with the Trust Indenture. To arrive at distributions, cash flow from operating activities is reduced by reclamation fund contributions including interest earned on the funds, a portion of capital expenditures and, when applicable, debt repayments. The portion of cash flow from operating activities withheld to fund capital expenditures and to make debt repayments is at the discretion of the Board of Directors.

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006
Cash flow from operating activities Deduct:	$173.7	$159.3	$704.9	$734.0
Cash withheld to fund current period capital expenditures	(44.5)	(33.6)	(193.4)	(236.7)
Reclamation fund contributions and interest earned on fund balances	(3.4)	(3.4)	(13.5)	(13.1)
Distributions (1)	125.8	122.3	498.0	484.2
Accumulated distributions, beginning of period	2,531.2	2,036.7	2,159.0	1,674.8
Accumulated distributions, end of period	$2,657.0	$2,159.0	$2,657.0	$2,159.0
Distributions per unit (2)	$0.60	$0.60	$2.40	$2.40
Accumulated distributions per unit, beginning of period	$20.43	$18.03	$18.63	$16.23
Accumulated distributions per unit, end of period (3)	$21.03	$18.63	$21.03	$18.63

(1)

Distributions include non-cash amounts of $27 million and $110 million for the three and twelve months ended December 31, 2007, respectively ($26 million and $94 million for the same periods in 2006, respectively) relating to the distribution reinvestment program.

(2)	Distributions per trust unit reflect the sum of the per trust unit amounts declared monthly to unitholders.
(3)	Accumulated distributions per unit reflect the sum of the per trust unit amounts declared monthly to unitholders since the inception of the Trust in July 1996.

18.                               TRUST UNIT INCENTIVE RIGHTS PLAN

                                                The Trust Unit Incentive Rights Plan (the “Rights Plan”) was established in 1999 and authorized the Trust to grant up to 8,000,000 rights to its employees, independent directors and long-term consultants to purchase Trust units, of which 7,866,088 were granted to December 31, 2007.  The initial exercise price of rights granted under the Rights Plan could not be less than the market price of the Trust units as at the date of grant and the maximum term of each right was not to exceed ten years.  In general, the rights have a five year term and vest equally over three years commencing on the first anniversary date of the grant.  In addition, the exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceeds 2.5 per cent (ten per cent annually) of the Trust’s net book value of property, plant and equipment (the “Excess Distribution”), as determined by the Trust.

                                                During 2007, 2006 and 2005, the Trust did not grant any rights as the Rights Plan was replaced with a Whole Unit Plan during 2004 (see Note 19).  The existing Rights Plan will be in place until the remaining 0.2 million rights outstanding as at December 31, 2007 are exercised or cancelled.

                                                A summary of the changes in rights outstanding under the Rights Plan is as follows:

	2007		2006
		Weighted		Weighted
	Number	Average	Number	Average
	of Rights	Exercise	of Rights	Exercise
	(thousands)	Price ($)	(thousands)	Price ($)
Balance, beginning of year	369	9.47	1,349	10.22
Exercised	(131)	10.77	(978)	12.19
Cancelled	—	—	(2)	10.07
Balance before reduction of exercise price	238	9.41	369	10.40
Reduction of exercise price (1)	—	(0.91)	—	(0.93)
Balance, end of year	238	8.50	369	9.47

(1)	The holder of the right has the option to exercise rights held at the original grant price or a reduced exercise price.

                                                All rights outstanding are exercisable and have a remaining contractual life of 0.4 years.

                                                The Trust recorded a nominal amount of compensation expense for the year ($2.5 million in 2006) for the cost associated with the rights. Of the 3,013,569 rights issued on or after January 1, 2003 that were subject to recording compensation expense, 357,999 rights have been cancelled and 2,419,239 rights have been exercised to December 31, 2007.

                        The following table reconciles the movement in the contributed surplus balance for 2007 and 2006:

	2007	2006
Balance, beginning of year	$2.4	$6.4
Compensation expense	—	2.5
Net benefit on rights exercised (1)	(0.7)	(6.5)
Balance, end of year	$1.7	$2.4

        (1)     Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

19.          WHOLE TRUST UNIT INCENTIVE PLAN

                                                In March 2004, the Board of Directors, upon recommendation of the Compensation Committee, approved a new Whole Trust Unit Incentive Plan (the “Whole Unit Plan”) to replace the existing Trust Unit Incentive Rights Plan for new awards granted subsequent to March 31, 2004. The new Whole Unit Plan will result in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional trust units.  The Whole Unit Plan consists of Restricted Trust Units (“RTUs”) for which the number of trust units is fixed and will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of trust units is variable and will vest at the end of three years.

                                                Upon vesting, the plan participant receives a cash payment based on the fair value of the underlying trust units plus notional accrued distributions.  The cash compensation issued upon vesting of the PTUs is dependent upon the future performance of the Trust compared to its peers based on a performance multiplier.  The performance multiplier is based on the percentile rank of the Trust’s Total Unitholder Return. The cash compensation issued upon vesting of the PTUs may range from zero to two times the value of the PTUs originally granted.

                                                The fair value associated with the RTUs and PTUs is expensed in the statement of income over the vesting period. As the value of the RTUs and PTUs is dependent upon the trust unit price, the expense recorded in the statement of income may fluctuate over time.

                                                The Trust recorded non-cash compensation expense of $3.2 million and $0.3 million to general and administrative and operating expenses, respectively, and capitalized $0.7 million to property, plant and equipment in the twelve months  ended December 31, 2007 for the estimated cost of the plan ($8.2 million, $1.1 million, and $1.8 million for the twelve months ended December 31, 2006). The non-cash compensation expense was based on the December 31, 2007 unit price of $20.40 ($22.30 in 2006), accrued distributions, a weighted average performance multiplier of 1.7 (2.0 in 2006), and the number of units to be issued on maturity.

                                                The following table summarizes the RTU and PTU movement for the twelve months ended December 31, 2007 and 2006:

	2007		2006
	Number of	Number of	Number of	Number of
	RTUs	PTUs	RTUs	PTUs
	(thousands)	(thousands)	(thousands)	(thousands)
Balance, beginning of year	648	683	479	391
Vested	(286)	(110)	(180)	—
Granted	422	362	373	303
Forfeited	(38)	(32)	(24)	(11)
Balance, end of year	746	903	648	683

                                                The following table reconciles the change in total accrued compensation liability relating to the Whole Unit Plan:

	2007	2006
Balance, beginning of year	$26.1	$15.0
Change in liabilities in the year
General and administrative expense	3.2	8.2
Operating expense	0.3	1.1
Property, plant and equipment	0.7	1.8
Balance, end of year	$30.3	$26.1
Current portion of liability (Note 8)	18.2	11.5
Long-term liability	$12.1	$14.6

                                                During the year $12.7 million in cash payments were made to employees relating to the Whole Unit Plan ($5.2 million in 2006).

20.          BASIC AND DILUTED PER TRUST UNIT CALCULATIONS

                                                Net income per trust unit has been determined based on the following:

	Three months ended		Twelve months ended
	December 31		December 31
	2007	2006	2007	2006
Weighted average trust units (1)	209,520	203,580	207,287	201,554
Trust units issuable on conversion of exchangeable shares (2)	2,947	2,884	2,947	2,884
Dilutive impact of rights (3)	135	323	174	711
Dilutive trust units and exchangeable shares	212,602	206,787	210,408	205,149

(1)	Weighted average trust units exclude trust units issuable for exchangeable shares.
(2)	Diluted trust units include trust units issuable for outstanding exchangeable shares at the period end exchange ratio.
(3)	All outstanding rights were dilutive and therefore have been included in the diluted unit calculation for both 2007 and 2006.

                                                Basic net income per unit has been calculated based on net income after non-controlling interest divided by weighted average trust units.  Diluted net income per unit has been calculated based on net income before non-controlling interest divided by dilutive trust units.

21.          COMMITMENTS AND CONTINGENCIES

                                                Following is a summary of the Trust’s contractual obligations and commitments as at December 31, 2007:

	Payments Due by Period ($millions)
	2008	2009-2010	2011-2012	Thereafter	Total
Debt repayments (1)	5.9	540.8	51.5	116.3	714.5
Interest payments (2)	11.0	20.2	15.5	13.7	60.4
Reclamation fund contributions (3)	5.8	10.2	8.9	71.9	96.8
Purchase commitments	10.1	4.1	4.0	6.0	24.2
Operating leases (4)	6.2	8.9	12.4	88.1	115.6
Risk management contract premiums (5)	13.2	2.3	—	—	15.5
Total contractual obligations	52.2	586.5	92.3	296.0	1,027.0

(1)	Long-term and short-term debt, excluding interest.
(2)	Fixed interest payments on senior secured notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property acquired in 2005.
(4)	Includes an available option expiring February 2008 to reduce a portion of office lease commitments.
(5)	Fixed premiums to be paid in future periods on certain risk management contracts.

                                                The above noted risk management contract premiums are part of the Trust’s commitments related to its risk management program. In addition to the above premiums, the Trust has commitments related to its risk management program (see Note 11). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2007 on the balance sheet as part of risk management contracts.

                                                The Trust enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that the Trust has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. The Trust’s 2008 capital budget has been approved by the Board at $395 million. This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations for active oil and gas companies and trusts.

                                                The Trust is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on the Trust’s financial position or results of operations and therefore the following table does not include any commitments for outstanding litigation and claims.

                                                The Trust has certain sales contracts with aggregators whereby the price received by the Trust is dependent upon the contracts entered into by the aggregator.  This commitment has not been disclosed in the commitment table as it is of a routine nature and is part of normal course of operations.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.7 billion. The Trust expects full year 2008 oil and gas production to average approximately 63,000 barrels of oil equivalent per day from six core areas in western Canada. ARC Energy Trust trades on the TSX under the symbol AET.UN and its exchangeable shares trade under the symbol ARX.

ADVISORY - In the interests of providing ARC unitholders and potential investors with information regarding ARC, including management’s assessment of ARC’s future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and the Ontario Securities Commission. Forward-looking statements in this document include, but are not limited to, ARC’s internal projections, expectations or beliefs concerning future operating results, and various components thereof; the production and growth potential of its various assets, estimated total production and production growth for 2008 and beyond; the sources, deployment and allocation of expected capital in 2008; and the success of future development drilling prospects.  Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause ARC’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website www.arcresources.com or contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600                    Fax:  (403) 509-6417              Toll Free 1-888-272-4900

Suite 2100, 440 - 2nd Avenue S.W., Calgary, AB  T2P 5E9